Exhibit 99.2

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of operations and financial condition for the year ended October 31, 2021, dated November 30, 2021, should be read in conjunction with VersaBank’s Audited Consolidated Financial Statements for the year ended October 31, 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and is available on VersaBank’s website at www.versabank.com, SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml. All currency amounts in this document are in Canadian dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements	2
Overview	3
Strategy	3
Update on impact of COVID-19 pandemic	3
Overview of Performance	5
Selected Financial Highlights	7
Business Outlook	8
Financial Review - Earnings	11
Financial Review - Balance Sheet	15
Off-Balance Sheet Arrangements	29
Related Party Transactions	29
Capital Management and Capital Resources	30
Summary of Quarterly Results	34
Fourth Quarter Review	35
Critical Accounting Policies and Estimates	36
Enterprise Risk Management	42
Non-GAAP and Other Financial Measures	55

VersaBank – Annual 2021 MD&A	1

Cautionary Note Regarding Forward-Looking Statements

The statements in this management’s discussion and analysis that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of the Bank’s control. Risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which the Bank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada; global commodity prices; the effects of competition in the markets in which the Bank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the ability of the Bank to grow its business and execute its strategy in the US market; the impact of changes in the laws and regulations regulating financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of COVID-19 and the Bank’s anticipation of and success in managing the risks implicated by the foregoing.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist our shareholders and others in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this management’s discussion and analysis or made from time to time by the Bank or on its behalf.

VersaBank – Annual 2021 MD&A	2

Overview

VersaBank is a Canadian Schedule I chartered bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cybersecurity and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange under the symbol VB and on the Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the Toronto Stock Exchange under the symbol VB.PR.A.

Strategy

VersaBank’s strategy is to utilize proprietary software and established non-branch financial product distribution channels to deliver innovative commercial and consumer lending and deposit products to select clients operating in niche markets across Canada.

Update on impact of COVID-19 pandemic

The impact of COVID-19 on communities, businesses and the Canadian economy has abated over the last half of the calendar year with the rapid distribution and adoption of the vaccines allowing for a progressive reopening of the Canadian economy as well as stimulating improved consumer and business confidence. As a digital bank with a low-risk business-to-business, partner-based model, VersaBank has remained relatively insulated from many of the negative influences of COVID-19. Our staff continues to work remotely, leveraging our fully functional Work-From-Home solution which was a natural and seamless evolution of the Bank’s branchless, technology-driven model. Notwithstanding the above, management has developed a return-to-work strategy, which is scheduled to be initiated in the first quarter of fiscal 2022.

We continue to have no loans on our balance sheet that are subject to payment deferrals, no impaired loans and no loans in arrears, however, at the same time, we continue to operate at a heightened level of awareness to ensure that our origination and underwriting practices remain highly disciplined and focused.

VersaBank – Annual 2021 MD&A	3

The rate of vaccine distribution and the continued effectiveness of the vaccines at minimizing hospitalizations precipitated by the new variants will be, in our view, key drivers of the continued recovery of the Canadian economy in the short to medium term. As we navigate past the business and operational challenges imposed by the continued impact of COVID-19, the Bank continues to focus on increasing earnings by concentrating on niche markets that support modestly better pricing for its products and by leveraging its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources in order to maintain a lower cost of funds.

The underlying drivers of the Bank’s performance trends for the current and comparative periods are set out in the following sections of this MD&A.

VersaBank – Annual 2021 MD&A	4

Overview of Performance

* This is a non-GAAP measure. See definition in "Non-GAAP and Other Financial Measures".

FY 2021 vs FY 2020

➢	Loans were up 27% to $2.10 billion attributable to strong growth in the Bank’s commercial real estate, (“CRE”) and point of sale (“POS”) loan and lease receivable portfolios;

➢	Total revenue was up 21% to $65.4 million, comprised of net interest income in the amount of $60.2 million and non-interest income in the amount of $5.2 million, the latter derived primarily from the Bank’s technology and cybersecurity operations (See Acquisition of DBG in the Financial Review – Balance Sheet);

➢	Net income was up 15% to $22.4 million and EPS was up 17% to $0.96 per share;

➢	Net interest margin (NIM) was down 14 bps to 2.76% as a function primarily of yield compression on lending assets over the course of the period as well as lower yields earned on elevated cash balances offset partially by lower cost of funds;

➢	Core cash earnings were up 15% to $30.8 million; and,

➢	Recovery of credit losses were $438,000 compared to a recovery of credit losses of $344,000.

VersaBank – Annual 2021 MD&A	5

Items of note

FY 2021

➢	On September 21, 2021 the Bank completed a treasury offering of 5,500,000 common shares at a price of USD $10.00 per share, the equivalent of CAD $12.80 per share, for gross proceeds of USD $55.0 million and on September 29, 2021 the underwriters of the aforementioned offering exercised their full over-allotment option to purchase an additional 825,000 shares (15% of the 5,500,000 common shares issued via the base offering referenced above) at a price of USD $10.00 per share, or CAD $12.68 per share, for gross proceeds of USD $8.3 million, collectively (“the Common Share Offering”). Total net cash proceeds from the Common Share Offering was CAD $73.2 million. However, the Bank’s share capital increased by CAD $75.1 million as a function of the Common Share Offering and tax effected issue costs in the amount of $5.4 million. The Bank listed on the Nasdaq under the symbol VBNK concurrent with the Common Share Offering on September 21, 2021;

➢	On April 30, 2021, the Bank completed a private placement with U.S. institutional investors of non-viability contingent capital (“NVCC”) compliant fixed to floating rate subordinated notes payable (“the Notes”), in the principal amount of USD $75.0 million, equivalent to CAD $92.1 million as at April 30, 2021. Interest will be paid on the Notes semi-annually in arrears on May 1 and November 1 of each year, commencing on November 1, 2021, at a fixed rate of 5.00% per year, until May 1, 2026. Thereafter, if not redeemed by VersaBank, the Notes will have a floating interest rate payable at the 3-month Bankers’ Acceptance Rate plus 361 basis points, payable quarterly in arrears, on February 1, May 1, August 1 and November 1 of each year, commencing August 1, 2026, until maturity in May 2031. Proceeds of the Notes are currently held in US dollar denominated cash. Egan-Jones Ratings Company assigned the Notes and the Bank an “A-” and “A” rating respectively, at the time of the private placement;

➢	On April 30, 2021, the Bank redeemed all of its outstanding Non-Cumulative Series 3 preferred shares (NVCC) using cash on hand. The amount paid on redemption for each share was $10.00, and in aggregate $16.8 million;

➢	On January 4, 2021, the Bank announced the appointment of Peter Irwin to the Bank’s Board of Directors, filling the vacant position left by the sudden passing of Colin E. Litton in December 2020. Mr. Irwin brings to the VersaBank Board more than 30 years of leadership experience in the Canadian financial services industry. His extensive background includes investment banking, capital markets, corporate development, merchant banking and private equity; and,

➢	On November 30, 2020, the Bank’s wholly owned subsidiary DRT Cyber Inc. (“DRTC”) acquired 100% of the shares of 2021945 Ontario Inc., operating as Digital Boundary Group (“DBG”), in exchange for $8.5 million in cash and a deferred payment obligation of $1.4 million, for total consideration of $9.9 million. See Acquisition of DBG in the Financial Review – Balance Sheet section below for details.

VersaBank – Annual 2021 MD&A	6

Selected Financial Highlights

(unaudited)
	October 31	October 31	October 31
($CDN thousands except per share amounts)	2021	2020	2019
Results of operations
Interest income	$89,488	$86,094	$88,305
Net interest income	60,157	54,125	53,897
Non-interest income	5,200	60	22
Total revenue	65,357	54,185	53,919
Provision for (recovery of) credit losses	(438)	(344)	(298)
Non-interest expenses	35,006	27,777	26,396
Core cash earnings*	30,789	26,752	27,821
Net income	22,380	19,405	20,196
Income per common share:
Basic	$0.96	$0.82	$0.85
Diluted	$0.96	$0.82	$0.85
Dividends paid on preferred shares	$1,578	$2,168	$2,201
Dividends paid on common shares	$2,268	$2,112	$1,477
Yield*	4.11%	4.62%	4.91%
Cost of funds*	1.35%	1.71%	1.91%
Net interest margin*	2.76%	2.90%	3.00%
Return on common equity*	8.45%	7.89%	8.89%
Book value per common share*	$11.61	$10.70	$9.98
Efficiency ratio*	53.56%	51.26%	48.95%
Full time employees	145	98	92
Return on total assets*	0.95%	0.92%	1.00%
Gross impaired loans to total loans*	0.00%	0.00%	0.39%
Provision for (recovery of) credit losses as a % of average loans*	(0.02%)	(0.02%)	(0.02%)
	as at
Balance Sheet Summary
Cash	$271,523	$257,644	$149,206
Loans, net of allowance for credit losses	2,103,050	1,654,910	1,594,288
Average loans*	1,878,980	1,624,599	1,612,657
Total assets	2,415,086	1,943,885	1,785,381
Deposits	1,853,204	1,567,570	1,399,889
Subordinated notes payable	95,272	4,889	4,881
Shareholders' equity	332,106	255,288	240,163
Capital ratios**
Risk-weighted assets	$2,013,544	$1,580,939	$1,501,435
Common Equity Tier 1 capital	305,708	219,359	197,545
Total regulatory capital	418,718	255,471	231,882
Common Equity Tier 1 (CET1) capital ratio	15.18%	13.88%	13.16%
Tier 1 capital ratio	15.86%	15.73%	15.11%
Total capital ratio	20.80%	16.16%	15.44%
Leverage ratio	12.60%	12.19%	11.99%

* See definition in "Non-GAAP and Other Financial Measures".

** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

VersaBank – Annual 2021 MD&A	7

Business Outlook

The Bank remains active in niche markets that support more attractive pricing for its lending products, and further, continues to develop and expand its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources. In addition, the Bank remains highly committed to, and focused on further developing and enhancing its technology advantage, a key component of its value proposition that not only provides efficient access to the Bank’s chosen niche lending and deposit markets, but also delivers superior financial products and better customer service to its clients.

While the Bank does not provide guidance on specific performance metrics, we provide commentary below related to aspects of our business and certain expected trends related to same that, in management’s view could potentially impact future performance.

Lending Assets

➢	The Bank anticipates that fiscal 2022 will bring continued growth in the commercial mortgage space, particularly with respect to financing for residential housing properties. The Bank anticipates that this demand will be attributable to development in communities on the periphery of the GTA as a result of consumers continuing to seek more affordable housing outside of the city centres and the government seeking to revitalize immigration programs as a result of improving epidemiological trends and the relaxation of restrictions imposed to mitigate the impact of COVID-19 on communities and the Canadian economy. Management remains of the view that the multi-unit residential rental sector remains one of the most stable and low-risk sectors in the real estate market. Further, as COVID-19 restrictions continue to abate, management anticipates higher origination volumes related to commercial asset classes such as student housing and commercial and retail property types as the risk profile associated with this asset class realigns with the Bank’s risk appetite. Finally, management continues to pursue opportunities to develop more meaningful balance sheet exposure to the B20 compliant conventional, uninsured mortgage financing space; and,

➢	Despite the fact that consumption was somewhat more muted during the latter half of the previous fiscal period than originally anticipated, consumer spending is still expected to be strong in the coming fiscal year as COVID-19 restrictions are expected to be mitigated, and in many cases may be removed altogether resulting in consumers having more opportunities to deploy their excess savings into durable goods. Management anticipates that these circumstances will precipitate continued, strong spending on home improvements, as well as home purchases for which the Bank’s POS loan and lease origination partners provide financing. This, along with the anticipated addition of new origination partners and the Bank’s entrance into the US market represent key drivers of POS balance sheet growth over the course of fiscal 2022.

VersaBank – Annual 2021 MD&A	8

Credit Quality

➢	The Bank lends to niche markets that support more attractive pricing for its lending products but typically exhibit a lower than average risk profile generally as a function of the lower inherent risk associated with the underlying collateral assets and/or the structure of the Bank’s offered financing arrangements;

➢	We continue to have no loans on our balance sheet that are subject to payment deferrals, no impaired loans and no loans in arrears, however, we continue to monitor our lending portfolio and the underlying borrowers as well as our origination partners closely to ensure that management has good visibility on credit trends that could provide an early warning indication of the emergence of any elevated risk in our lending portfolio;

➢	Forward-looking macroeconomic and industry data remains somewhat uncertain and as a result, management anticipates that estimated expected credit loss (“ECL”) amounts will continue to exhibit modest volatility over the course of fiscal 2022, most specifically as a function of the rate of vaccine distribution and effectiveness, consumption growth, employment rates, the rate of appreciation of Canadian house prices, as well as changes to monetary policy and the impact of same on inflation. Notwithstanding the above, the Bank also expects that the magnitude of the volatility exhibited in its forward ECL amounts will be further mitigated by the lower risk profile of the Bank’s lending portfolio which is a function of the Bank’s prudent underwriting practices and its focus on niche financing markets within which it has a wealth of experience; and,

➢	The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third party service provider, for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These credit risk modeling systems are used in conjunction with the Bank’s internally developed ECL models. We continue to see improving trends in the macroeconomic data used as forward-looking information in our credit risk models and depending on the growth trajectory and composition of our lending portfolio, these improving trends could result in the Bank recognizing lower provisions for credit losses, or potentially even recognizing further recoveries in the coming quarters. However, if the performance of the Canadian economy is not aligned with the current forecast macroeconomic trends, and further, begins to deteriorate, our borrowers could be exposed to credit risk that could result in loan deferrals and/or loan defaults and have an unfavourable impact on our estimated ECL.

Funding and Liquidity

➢	Funding costs were down year over year as a function of changes to our funding mix attributable primarily to continued growth in the Bank’s Trustee Integrated Banking (“TIB”) program, the impact of which was offset partially by the issuance of the Notes on April 30, 2021. Management anticipates that commercial deposit volumes raised through the TIB program will continue to grow over the course of fiscal 2022 as a function of an increase in the volume of consumer bankruptcy and proposal restructuring proceedings over the fiscal period attributable primarily to the impact of a number of federal government support programs coming to an end, increased court activity, increased collection actions and potentially higher interest rates as a result of the Bank of Canada tightening monetary policy over the course of the year. Further, the Bank continues to grow and expand its well-established, diverse deposit broker network through which it sources personal deposits, consisting primarily of guaranteed investment certificates; and,

VersaBank – Annual 2021 MD&A	9

➢	The Bank’s liquidity levels were up year over year as a function primarily of the impact of the issuance of the Notes on April 30, 2021 for net cash proceeds of $89.5 million and the completion of the Common Share Offering in September 2021 for total net cash proceeds of $73.2 million offset partially by the Bank funding lending asset growth of 27% year over year. Management anticipates that liquidity levels will return to more normalized levels early in fiscal 2022 as the Bank continues to fund anticipated, additional balance sheet growth across each of its lines of business.

Earnings and Capital

➢	Earnings growth in fiscal 2022 will be realized as a function primarily of anticipated organic balance sheet growth and incremental earnings contributions from the Bank’s technology and cybersecurity operations;

➢	Net interest income is expected to be up year over year as a function primarily of the expansion of each of our core business lines across key lending asset categories, the continued deployment of excess liquidity into higher yielding lending assets and the expectation that the Bank will be able to continue to maintain, and potentially further moderate its cost of funds over the course of the year;

➢	Non-interest income growth will be a function primarily of the Bank’s technology and cybersecurity business DRT Cyber Inc. deploying its suite of cybersecurity solutions into the market which includes financial institutions, multi-national corporations and government entities;

➢	The Bank’s capital ratios are currently well in excess of regulatory minimums. The September 2021 Common Share Offering, combined with the April 30, 2021 issuance of the Notes resulted in the Bank’s CET 1 and Total regulatory capital increasing by $75.1 million and $92.1 million as at the respective issuance dates. Management is of the view that the Bank’s current capital levels are sufficient to accommodate anticipated, medium term balance sheet growth, however; management will continue to closely monitor the capital markets to identify opportunities for the Bank to raise additional regulatory capital on attractive terms in order to position the Bank to support a potentially more robust growth profile; and,

➢	Management does not anticipate increasing the Bank’s dividend rate over the course of fiscal 2022 in order to ensure that it continues to have adequate regulatory capital available to support the balance sheet growth currently contemplated over the same period and remain in compliance with its established regulatory capital ratio targets and thresholds.

VersaBank – Annual 2021 MD&A	10

There is potential that the Bank may not realize or achieve the anticipated performance trends set out above as a function of a number of factors and variables including, but not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which the Bank conducts operations; the effects of changes in monetary and fiscal policy, including changes in the interest rate policies of the Bank of Canada; global commodity prices; the effects of competition in the markets in which the Bank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the ability of the Bank to grow its business and execute its strategy in the US market; the impact of changes in the laws and regulations regulating financial services; and the impact of COVID-19 on the Canadian economy. Please see “Cautionary Note Regarding Forward-Looking Statements” on page 2 of this MD&A.

Financial Review - Earnings

Total Revenue

Total revenue, consisting of net interest income and non-interest income was up 21% to $65.4 million compared to last year.

(thousands of Canadian dollars)
	October 31	October 31
For the year ended:	2021	2020	Change

Interest income
Commercial real estate mortgages	$37,950	$33,581	13%
Commercial real estate loans	1,384	1,157	20%
Point of sale loans and leases	48,215	47,710	1%
Public sector and other financing	506	784	(35%)
Other	1,433	2,862	(50%)
Interest income	$89,488	$86,094	4%

Interest expense
Deposit and other	$26,446	$31,461	(16%)
Subordinated notes	2,885	508	468%
Interest expense	$29,331	$31,969	(8%)

Net interest income	$60,157	$54,125	11%

Non-interest income	$5,200	$60	8567%

Total revenue	$65,357	$54,185	21%

VersaBank – Annual 2021 MD&A	11

Net Interest Income

FY 2021 vs FY 2020

Net interest income was up 11% to $60.2 million as a function primarily of:

➢	Higher interest income earned on the Bank’s CRE and POS loan and lease receivable portfolios attributable primarily to strong lending asset growth;

➢	Lower interest expense on commercial deposits attributable to growth in operating accounts that the Bank makes available to Canadian insolvency professionals; and,

➢	Lower interest expense on personal deposits.

Offset partially by:

➢	Lower yields earned on floating rate lending assets attributable primarily to the impact of accommodative monetary policy established by the Bank of Canada early in the spring of 2020;

➢	Lower yields earned on elevated cash balances;

➢	Higher interest expense attributable to the Notes; and,

➢	Higher fees recognized in the comparative period attributable to the negotiated, early repurchase of a portfolio of loan and lease receivables by one of the Bank’s POS origination partners.

Net Interest Margin

(thousands of Canadian dollars)
	October 31	October 31
For the year ended:	2021	2020	Change

Interest income	$89,488	$86,094	4%
Interest expense	29,331	31,969	(8%)
Net interest income	60,157	54,125	11%

Average assets	$2,179,486	$1,864,633	17%
Yield*	4.11%	4.62%	(11%)
Cost of funds*	1.35%	1.71%	(21%)
Net interest margin*	2.76%	2.90%	(5%)

* See definition in "Non-GAAP and Other Financial Measures".

FY 2021 vs FY 2020

Net interest margin was down 14 bps to 2.76% as a function primarily of:

➢	Lower yields earned on floating rate lending assets attributable primarily to the impact of accommodative monetary policy established by the Bank of Canada early in the spring of 2020;

➢	Lower yields earned on elevated cash balances;

➢	Higher yields earned in the comparative period attributable primarily to higher fees recognized on the negotiated, early repurchase of a portfolio of loan and lease receivables by one of the Bank’s POS origination partners; and,

➢	Higher interest expense attributable to the Notes.

VersaBank – Annual 2021 MD&A	12

Offset partially by:

➢	Lower interest expense on commercial deposits attributable to growth in operating accounts that the Bank makes available to Canadian insolvency professionals; and,

➢	Lower interest expense on personal deposits.

Non-Interest Income

Non-interest income reflects the consolidation of the gross profit of DBG and income derived from miscellaneous transaction fees not directly attributable to lending assets. For further details on the Bank’s acquisition of DBG see Acquisition of DBG in the Financial Review – Balance Sheet section below.

Non-interest income for the year ended October 31, 2021 was $5.2 million compared to $60,000 a year ago. Non-interest income recognized in the current year reflects the consolidation of the gross profit of DBG in the amount of $5.2 million realized on sales of $8.5 million over the same period.

Provision for Credit Losses

(thousands of Canadian dollars)
	October 31	October 31
For the year ended:	2021	2020

Provision for (recovery of) credit losses by lending asset:
Commercial real estate mortgages	$(252)	$(406)
Commercial real estate loans	(92)	59
Point of sale loans and leases	60	(14)
Public sector and other financing	(154)	17
Total provision for (recovery of) credit losses	$(438)	$(344)

FY 2021 vs FY 2020

Recovery of credit losses in the amount of $438,000 compared to a recovery of credit losses in the amount of $344,000 last year was a function primarily of:

➢	Changes in the forward-looking information used by the Bank in its credit risk models in the current period;

➢	Changes in the Bank’s lending asset portfolio mix;

➢	Recovery of a write off in the amount of $116,000 early in the current period; and,

➢	Net remeasurements of expected credit losses attributable to the impact of planned refinements to specific real estate asset loan and credit data inputs introduced in the third quarter of fiscal 2020.

VersaBank – Annual 2021 MD&A	13

Offset partially by:

➢	Higher lending asset balances.

Non-Interest Expenses

(thousands of Canadian dollars)
	October 31	October 31
For the year ended:	2021	2020	Change

Salaries and benefits	$ 20,243	$ 16,964	19%
General and administrative	11,110	8,357	33%
Premises and equipment	3,653	2,456	49%
Total non-interest expenses	$ 35,006	$ 27,777	26%

Efficiency Ratio*	53.56%	51.26%	4%
* See definition in "Non-GAAP and Other Financial Measures".

FY 2021 vs FY 2020

Non-interest expenses were up 26% to $35.0 million as a function primarily of:

➢	Consolidation of the operating expenses of DBG in the amount of $3.1 million;

➢	Higher administrative costs attributable primarily to the Bank’s Common Share Offering and listing on the Nasdaq in September 2021;

➢	Increased salary and benefits expense attributable to increased staff levels to support expanded business activity across the Bank; and,

➢	Investments in the Bank’s corporate development initiatives.

Tax Provision

The Bank’s tax rate is approximately 27%, similar to that of previous periods. The tax rate is impacted by certain items not being taxable or deductible for income tax purposes. Provision for income taxes for the current year was $8.4 million compared to $7.3 million last year.

Comprehensive Income

Comprehensive income is comprised of net income for the period and other comprehensive income which consists of unrealized gains and losses on fair value through other comprehensive income associated with the foreign exchange gain or loss on translation of foreign operations. Comprehensive income for the year was $22.4 million compared to $19.4 million last year.

VersaBank – Annual 2021 MD&A	14

Financial Review - Balance Sheet

(thousands of Canadian dollars)
	October 31	October 31
	2021	2020	Change

Total assets	$2,415,086	$1,943,885	24%
Cash	271,523	257,644	5%
Loans, net of allowance for credit losses	2,103,050	1,654,910	27%
Deposits	1,853,204	1,567,570	18%

Total Assets

Total assets were up 24% to $2.42 billion at October 31, 2021. The year over year trend was a function primarily of strong growth in both the Bank’s CRE and POS loan and lease receivable portfolios as well as the consolidation of the assets of DBG which was acquired by the Bank’s wholly owned subsidiary DRT Cyber Inc. on November 30, 2020.

VersaBank – Annual 2021 MD&A	15

Acquisition of DBG

On November 30, 2020, the Bank through its wholly owned subsidiary DRT Cyber Inc. (“DRTC”), acquired 100% of the shares of 2021945 Ontario Inc., operating as Digital Boundary Group (“DBG”), in exchange for $8.5 million in cash and a deferred payment obligation in the amount of $1.4 million, for total consideration of $9.9 million. The acquisition was accounted for in accordance with IFRS 3 Business Combinations and DBG’s financial results, since closing, have been included in the Bank’s interim Consolidated Financial Statements.

DBG is one of North America’s premier information technology (IT) security assurance services firms with offices in London, Ontario and Dallas, Texas. DBG provides corporate and government clients with a suite of IT security assurance services, that range from external network, web and mobile application penetration testing through to physical social engineering engagements along with supervisory control and data acquisition (SCADA) system assessments, as well as various aspects of training.

The following table summarizes the preliminary fair value of the assets acquired and liabilities assumed on acquisition:

(thousands of Canadian dollars)
November 30
Assets and liabilities acquired at fair value	2020

Cash	$ 1,057
Accounts receivable	1,451
Right-of-use assets	2,473
Other assets	1,194
Intangible assets	3,940
Goodwill	5,754
Deferred income tax liability	(898)
Lease obligations	(2,650)
Other liabilities	(2,381)

$ 9,940

Intangible assets include customer relationships, brands, non-compete agreements and operational software. Goodwill primarily reflects the value of an assembled workforce and the value of future growth prospects and expected business synergies realized as a result of combining the acquired business with the Bank’s existing technology and cybersecurity operations. The goodwill as well as portions of the intangible assets are not deductible for income tax purposes. See note 4 to the Consolidated Financial Statements for additional information relating to the acquisition of DBG.

VersaBank – Annual 2021 MD&A	16

Cash

Cash, which is held primarily for liquidity purposes, was $271.5 million or 11% of total assets at October 31, 2021, compared to $257.6 million or 13% of total assets a year ago. The year over year trend was a function primarily of:

➢	Issuance of the Notes on April 30, 2021 for net proceeds of approximately $ 89.5 million;

➢	Completion of the Common Share Offering in September 2021 for total net proceeds of $73.2 million;

➢	Higher personal deposits attributable to the Bank increasing activity in its broker market network to fund balance sheet growth; and,

➢	Higher commercial deposits attributable to continued growth in the Bank’s Trustee Integrated Banking (“TIB”) program.

Offset partially by:

➢	The redemption of the Bank’s outstanding, Non-Cumulative Series 3 preferred shares in the amount of $16.8 million on April 30, 2021; and,

➢	The ongoing redeployment of cash into higher yielding lending assets.

Loans

(thousands of Canadian dollars)
	October 31	October 31
	2021	2020	Change

Commercial real estate mortgages	$ 757,576	$ 606,299	25%
Commercial real estate loans	26,569	25,574	4%
Point of sale loans and leases	1,279,576	980,677	30%
Public sector and other financing	32,587	37,596	(13%)
	$2,096,308	$1,650,146	27%

Commencing fiscal 2021, the Bank re-organized its lending portfolio into the following four broad asset categories: Commercial Real Estate Mortgages, Commercial Real Estate Loans, Point of Sale Loans & Leases, and Public Sector and Other Financing. These categories have been established in the Bank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment. The October 31, 2020 comparative balances have been recast to reflect the current broad asset categories.

The Commercial Real Estate Mortgages (“CRE Mortgages”) asset category is comprised of commercial and residential construction mortgages, commercial term mortgages, commercial insured mortgages and land mortgages. While all of these loans would be considered commercial loans or business-to-business loans, the underlying credit risk exposure is diversified across both the commercial and retail market segments, and further, the portfolio benefits from diversity in its underlying security in the form of a broad range of collateral properties.

VersaBank – Annual 2021 MD&A	17

The Commercial Real Estate Loans (“CRE Loans”) asset category is comprised primarily of condominium corporation financing loans and loans to mortgage investment companies.

The Point of Sale Loans and Leases (“POS”) asset category is comprised of point of sale loan and lease receivables acquired from the Bank’s broad network of origination and servicing partners as well as warehouse loans that provide bridge financing to the Bank’s origination and servicing partners for the purpose of accumulating and seasoning practical volumes of individual loans and leases prior to the Bank purchasing the cashflow receivables derived from same.

The Public Sector and Other Financing (“PSOF”) asset category is comprised primarily of public sector loans and leases, a small balance of corporate loans and leases and single family residential conventional and insured mortgages. The Bank has de-emphasized corporate lending and continues to monitor the public sector space in anticipation of more robust demand for Federal, Provincial and Municipal infrastructure and other project financings, partially in response to additional Government policy measures that may be established to support the recovery of the Canadian economy.

FY 2021 vs FY 2020

Loans were up 27% to $2.10 billion as a function primarily of:

➢	Higher POS balances attributable primarily to increased home finance, and home improvement/HVAC receivable financing; and,

➢	Higher CRE Mortgage balances attributable primarily to higher residential construction and commercial term mortgage originations.

Residential Mortgage Exposures

In accordance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline B-20 – Residential Mortgage Underwriting Practices and Procedures, additional information is provided regarding the Bank’s residential mortgage exposure. For the purposes of the Guideline, a residential mortgage is defined as a loan to an individual that is secured by residential property (one to four unit dwellings) and includes home equity lines of credit (HELOCs). This differs from the classification of residential mortgages used by the Bank which also includes multi-family residential mortgages.

Under OSFI’s definition, the Bank’s exposure to residential mortgages at October 31, 2021, was $2.7 million compared to $4.1 million a year ago. The Bank did not have any HELOC’s outstanding at October 31, 2021, or a year ago.

Credit Quality and Allowance for Credit Losses

As discussed previously, we currently have no loans on our balance sheet that are subject to payment deferrals, no impaired loans and no loans in arrears, but we continue to monitor our lending portfolio, as well as the underlying borrowers and our origination partners closely to ensure that we have good visibility on any credit trends that could provide an early warning indication of the emergence of any elevated risk in our lending portfolio.

VersaBank – Annual 2021 MD&A	18

Allowance for Credit Losses

The Bank must maintain an allowance for expected credit losses or ECL allowance that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. Under IFRS 9 the Bank’s ECL allowance is estimated using the expected credit loss methodology and is comprised of expected credit losses recognized on both performing loans, and non-performing, or impaired loans even if no actual loss event has occurred.

(thousands of Canadian dollars)
	October 31	October 31
	2021	2020	Change

ECL allowance by lending asset:
Commercial real estate mortgages	$1,114	$1,366	(18%)
Commercial real estate loans	45	137	(67%)
Point of sale loans and leases	275	215	28%
Public sector and other financing	19	57	(67%)
Total ECL allowance	$1,453	$1,775	(18%)

(thousands of Canadian dollars)
	October 31	October 31
	2021	2020	Change

ECL allowance by stage:
ECL allowance stage 1	$1,316	$1,583	(17%)
ECL allowance stage 2	137	192	(29%)
ECL allowance stage 3	—	—
Total ECL allowance	$1,453	$1,775	(18%)

The Bank’s ECL allowance at October 31, 2021 was $1.5 million compared to $1.8 million a year ago. The year over year trend was a function of:

➢	Changes in the forward-looking information used by the Bank in its credit risk models in the current period;

➢	Changes in the Bank’s lending asset portfolio mix;

➢	Recovery of a write off in the amount of $116,000 early in the current period; and,

➢	Net remeasurements of expected credit losses attributable to the impact of planned refinements to specific real estate asset loan and credit data inputs introduced in the third quarter of fiscal 2020.

Offset partially by:

➢	Higher lending asset balances.

The Bank’s gross impaired loans at October 31, 2021 and October 31, 2020 were $nil.

VersaBank – Annual 2021 MD&A	19

Assessment of significant increase in credit risk (“SICR”)

At each reporting date, the Bank assesses whether there has been a SICR for loans since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition.

SICR is a function of the loan’s internal risk rating assignment, internal watchlist status, loan review status and delinquency status which are updated as necessary in response to changes including, but not limited to, changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists.

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap. Examples include changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition, and more specifically changes attributable to the continued impact of COVID-19 on the Canadian economy and the Bank’s business.

Expected credit loss model - Estimation of expected credit losses

Expected credit losses are an estimate of a loan’s expected cash shortfalls discounted at the effective interest rate, where a cash shortfall is the difference between the contractual cash flows that are due to the Bank and the cash flows that the Bank actually expects to receive.

Forward-Looking Information

The Bank incorporates the impact of future economic conditions, or more specifically forward-looking information into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop probability of default (“PD”) and loss given default (“LGD”) term structure forecasts for its loans. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are used in conjunction with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing internal, forward looking expected credit loss trends, the use of unbiased, third party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios in order to mitigate volatility in the estimation of expected credit losses, as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the macroeconomic scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios (see Expected Credit Loss Sensitivity below). Currently the Bank utilizes upside, downside and baseline forecast macroeconomic scenarios, and assigns discrete weights to each for use in the estimation of its reported ECL. The Bank has also applied expert credit judgment, where appropriate, to reflect amongst other items, uncertainty in the Canadian macroeconomic environment attributable to the continued impact of COVID-19.

VersaBank – Annual 2021 MD&A	20

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and small and medium enterprise (“SME”) borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

The forecast macroeconomic scenario data utilized by the Bank over the course of fiscal 2021 has consistently trended positively over the same timeframe. Key drivers of the most recently available macroeconomic forecast data used in the preparation of the Bank’s 2021 consolidated financial statements include the rate of vaccine distribution and the continued effectiveness of the vaccines at minimizing hospitalizations precipitated by the new variants, consumption growth and the propensity for consumers to spend excess savings accumulated over the course of the pandemic, employment rates, as well as wage and salary growth and the influence of same on future consumer spending, the rate of appreciation of Canadian house prices and the supply of new housing in the market, the timing and scope of the tightening of monetary policy by the Bank of Canada and the impact of same on inflation, the demand for Canadian exports and the implementation of potential future government stimulus programs.

Further, management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at October 31, 2021 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios (see Expected Credit Loss Sensitivity below).

VersaBank – Annual 2021 MD&A	21

A summary of the key forecast macroeconomic indicator data trends utilized by the Bank for the purpose of sensitizing lending asset credit risk parameter term structure forecasts to forward looking information, which in turn are used in the estimation of the Bank’s reported ECL, as well as in the assessment of same are presented in the charts below.

VersaBank – Annual 2021 MD&A	22

Expected Credit Loss Sensitivity:

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual forecast macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at October 31, 2021:

(thousands of Canadian dollars)
	Reported	100%	100%	100%
	ECL
		Upside	Baseline	Downside

Allowance for expected credit losses	$1,453	$860	$1,193	$1,670
Variance from reported ECL		(593)	(260)	217
Variance from reported ECL (%)		(41% )	(18% )	15%

Management remains of the view that despite indications of economic recovery, forward-looking macroeconomic and industry data remains somewhat uncertain and as a result, anticipates that estimated ECL amounts will continue to exhibit some volatility over the course of fiscal 2022.

Considering the analysis set out above and based on management’s review of the loan and credit data comprising the Bank’s lending portfolio, combined with our interpretation of the available forecast macroeconomic and industry data, management is of the view that its reported ECL allowance represents a reasonable proxy for potential, future losses.

Deposits

The Bank has established three core funding channels: personal deposits, commercial deposits, and cash holdbacks retained from the Bank’s POS loan and lease origination partners that are classified as other liabilities, which are discussed in the Other Assets and Liabilities section below.

(thousands of Canadian dollars)
	October 31	October 31
	2021	2020	Change

Commercial deposits	$606,143	$508,370	19%
Personal deposits	1,247,061	1,059,200	18%
Total deposits	$1,853,204	$1,567,570	18%

Personal deposits, consisting principally of guaranteed investment certificates, are sourced primarily through a well-established and well-diversified deposit broker network that the Bank continues to grow and expand across Canada.

Commercial deposits are sourced primarily via specialized operating accounts made available to insolvency professionals (“Trustees”) in the Canadian insolvency industry. The Bank developed customized banking software for use by Trustees that integrates banking services with the market-leading software platform used in the administration of consumer bankruptcy and proposal restructuring proceedings.

VersaBank – Annual 2021 MD&A	23

FY 2021 vs FY 2020

Deposits were up 18% to $1.9 billion as a function primarily of:

➢	Higher commercial deposits attributable to continued growth in the Bank’s Trustee Integrated Banking (“TIB”) program; and,

➢	Higher personal deposits attributable to the Bank increasing activity in its broker market network to fund balance sheet growth.

The table below presents a summary of the Bank’s deposit portfolio by maturity, excluding accrued interest at October 31, 2021 as well as for 2020:

			2021
	Within 3	3 months to	1 year to	2 years to
(thousands of Canadian dollars)	months	1 year	2 years	5 years	Total

Commercial deposits	$606,143	$—	$—	$—	$606,143
Personal deposits	150,323	399,376	272,782	411,649	1,234,130
	$756,466	$399,376	$272,782	$411,649	$1,840,273

			2020
	Within 3	3 months to	1 year to	2 years to
(thousands of Canadian dollars)	months	1 year	2 years	5 years	Total

Commercial deposits	$498,370	$10,000	$—	$—	$508,370
Personal deposits	145,595	257,486	283,782	357,937	1,044,800
	$643,965	$267,486	$283,782	$357,937	$1,553,170

Subordinated Notes Payable

(thousands of Canadian dollars)
	October 31	October 31
	2021	2020

Ten year term, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of $5.0 million,
effective interest rate of 10.41%, maturing March 2029.	$4,898	$4,889

Ten year term, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of USD $75.0 million,
effective interest rate of 5.38%, maturing May 2031.	90,374	—

	$95,272	$4,889

Subordinated notes payable, net of issue costs, were $95.3 million at October 31, 2021, compared to $4.9 million a year ago.

VersaBank – Annual 2021 MD&A	24

On April 30, 2021, the Bank completed a private placement with U.S. institutional investors of NVCC compliant fixed to floating rate subordinated notes payable in the principal amount of USD $75.0 million, equivalent to CAD $92.1 million as at April 30, 2021. Interest will be paid on the Notes semi-annually in arrears on May 1 and November 1 of each year, commencing on November 1, 2021, at a fixed rate of 5.00% per year, until May 1, 2026. Thereafter, if not redeemed by the Bank, the Notes will have a floating interest rate payable at the 3-month Bankers’ Acceptance Rate plus 361 basis points, payable quarterly in arrears, on February 1, May 1, August 1 and November 1 of each year, commencing August 1, 2026, until the maturity date. The Notes will mature on May 1, 2031, unless earlier repurchased or redeemed in accordance with their terms. On or after May 1, 2026, the Bank may, at its option, with the prior approval of the Superintendent of Financial Institutions (Canada), redeem the Notes, in whole at any time or in part from time to time on not less than 30 nor more than 60 days’ prior notice, at a redemption price which is equal to par, plus accrued and unpaid interest. Issue costs associated with the Notes were approximately CAD $2.6 million. Proceeds of the Notes are held in US dollar denominated cash. Egan-Jones Ratings Company assigned the Notes and the Bank an “A-” and “A” rating respectively, at the time of the private placement.

$500,000 of the Bank’s $5.0 million subordinated notes payable, issued in March 2019, are held by a related party (see note 20 to the Consolidated Financial Statements for additional information on related party transactions and balances).

Other Assets and Liabilities

Other Assets

(thousands of Canadian dollars)
	October 31	October 31
	2021	2020	Change

Accounts receivable	$2,643	$268	886%
Funds held for securitization liabilities	—	8,629
Prepaid expenses and other	12,699	6,843	86%
Property and equipment	7,075	7,431	(5%)
Right-of-use assets	4,817	3,015	60%
Deferred income tax asset	2,931	5,145	(43%)
Investment	953	—
Goodwill	5,754	—
Intangible assets	3,641	—

Total other assets	$40,513	$31,331	29%

FY 2021 vs FY 2020

Other assets were up 29% to $40.5 million as a function primarily of:

➢	The consolidation of the assets of DBG which was acquired by the Bank’s wholly owned subsidiary DRTC on November 30, 2020 comprised of $5.1 million of tangible assets as well as $3.9 million of intangible assets and $5.8 million of goodwill;

VersaBank – Annual 2021 MD&A	25

➢	Higher prepaid expenses and other due primarily to higher prepaid insurance premiums attributable to the Bank’s Common Share Offering and listing on the Nasdaq in September 2021 as well as the capitalization of various development costs; and

➢	The Bank’s 11% investment in Canada Stablecorp Inc. (“Stablecorp”) for cash consideration of $953,000 in February 2021. This was a strategic investment made by the Bank to bring together the necessary financial and technology expertise that will facilitate the development and future issuance of new, highly encrypted digital deposit receipts that the Bank has branded as VCAD and VUSD.

Offset partially by:

➢	Funds paid to offset the redemption of maturing securitization liabilities; and,

➢	Draw downs on the deferred income tax asset derived from taxable income generated by the Bank.

Other Liabilities

(thousands of Canadian dollars)
	October 31	October 31
	2021	2020	Change

Accounts payable and other	$ 6,893	$ 4,233	63%
Current income tax liability	2,949	-
Deferred income tax liability	898	-
Lease obligations	5,113	3,084	66%
Cash collateral and amounts held in escrow	7,887	4,012	97%
Holdbacks payable on loan and lease receivables	110,764	96,064	15%

Total other liabilities	$ 134,504	$ 107,393	25%

FY 2021 vs FY 2020

Other liabilities were up 25% to $134.5 million as a function primarily of:

➢	The consolidation of the assumed liabilities of DBG which was acquired by the Bank’s wholly owned subsidiary DRTC on November 30, 2020;

➢	The Bank recognizing income taxes payable after fully utilizing its income tax loss carryforward in the current fiscal year;

➢	Higher cash collateral and amounts held in escrow; and,

➢	Higher holdbacks payable balances attributable to higher POS loan and lease receivable balances.

VersaBank – Annual 2021 MD&A	26

Shareholders’ Equity

Shareholders’ equity was $332.1 million at October 31, 2021 compared to $255.3 million a year ago. The year over year trend was a function primarily of:

➢	Higher retained earnings attributable to net income earned over the course of the year; and,

➢	Completion of the Common Share Offering in September 2021;

Offset partially by:

➢	Redemption of the Bank’s outstanding, Non-Cumulative Series 3 preferred shares (NVCC); and,

➢	payment of dividends.

The summary of the Banks’ issued and outstanding share capital is as follows:

(thousands of Canadian dollars)
	2021		2020
	Shares	Amount	Shares	Amount

Common shares:

Balance, beginning of the year	21,123,559	$152,612	21,123,559	$152,612
Issued during the year	6,325,000	75,101	—	—
Cancelled during the year	(7,477)	(39)	—	—

Outstanding,
end of year	27,441,082	$227,674	21,123,559	$152,612

Series 1 preferred shares:

Outstanding, beginning and
end of year	1,461,460	$13,647	1,461,460	$13,647

Series 3 preferred shares:
Balance, beginning of the year	1,681,320	$15,690	1,681,320	$15,690
Redemption of preferred shares	(1,681,320)	(15,690)	—	—

Outstanding,
end of year	—	$—	1,681,320	$15,690

Contributed surplus:
Balance, beginning and end of year		$145		$145
Total share capital		$241,466		$182,094

VersaBank – Annual 2021 MD&A	27

On October 7, 2021, the Bank cancelled, and returned to treasury, 7,477 common shares with a value of $39,000 or $5.24 per common share. The cancelled shares represent predecessor share classes which had not been deposited and exchanged for VersaBank common shares in connection with the Bank’s amalgamation with PWC Capital Inc. on January 31, 2017.

On September 21, 2021 the Bank completed a treasury offering of 5,500,000 common shares at a price of USD $10.00 per share, the equivalent of CAD $12.80 per share for gross proceeds of USD $55.0 million. On September 29, 2021, the underwriters of the aforementioned offering exercised their full over-allotment option to purchase an additional 825,000 shares (15% of the 5,500,000 common shares issued via the base offering referenced above) at a price of USD $10.00 per share, or CAD $12.68 per share for gross proceeds of USD $8.3 million. Total net cash proceeds from the Common Share Offering was CAD $73.2 million. However, the Bank’s share capital increased by CAD $75.1 million as a function of the Common Share Offering and tax effected issue costs in the amount of CAD $5.4 million. The Bank’s issue costs are subject to current and future tax deductions and as such the Bank has recognized a deferred tax asset corresponding to same.

On April 30, 2021, the Bank redeemed all of its 1,681,320 (October 31, 2020 – 1,681,320) outstanding, Non-Cumulative Series 3 preferred shares (NVCC) using cash on hand. The amount paid on redemption for each share was $10.00, and in aggregate $16.8 million. The initial capitalized transaction costs in the amount of $1.1 million were applied against retained earnings.

The Bank’s book value per common share at October 31, 2021 was $11.61 compared to $10.70 a year ago. The year over year trend was a function primarily of higher retained earnings attributable to net income earned in each of the periods and the completion of the Common Share Offering in September 2021 offset partially by the payment of dividends over the respective periods.

See Note 13 to the Consolidated Financial Statements for additional information relating to share capital.

Stock-Based Compensation

Stock options are accounted for using the fair value method which recognizes the fair value of the stock option over the applicable vesting period as an increase in salaries and benefits expense with the same amount being recorded in share capital. During the year ended October 31, 2021, the Bank recognized $nil (2020 - $nil) of compensation expense relating to the estimated fair value of stock options granted in previous years. There were no stock options granted in the current year. See Note 14 to the Consolidated Financial Statements for more information related to stock options.

Updated Share Information

As at November 30, 2021, there were no changes since October 31, 2021 in the number of common shares, Series 1 preferred shares, and common share options outstanding.

VersaBank – Annual 2021 MD&A	28

Off-Balance Sheet Arrangements

As at October 31, 2021, the Bank did not have any significant off-balance sheet arrangements other than loan commitments and letters of credit resulting from normal course business activities.

Commitments and Contingencies

The amount of credit related commitments represents the maximum amount of additional credit that the Bank could be obliged to extend. Under certain circumstances, the Bank may cancel loan commitments at its option. Letters of credit amounts are not necessarily indicative of the associated credit risk exposure as many of these secured arrangements are contracted for a limited period of time and will expire or terminate without being drawn upon.

(thousands of Canadian dollars)	2021	2020

Loan commitments	$296,248	$238,724
Letters of credit	46,462	50,284
	$342,710	$289,008

Contractual Obligations

At October 31, 2021 the Bank had the following scheduled principal repayments of financial liabilities and off- balance sheet obligations

	2021
		Less than			Over
(thousands of Canadian dollars)	Total	1 Year	1-2 Years	2-5 Years	5 Years
Deposits	$1,853,204	$1,168,773	$ 272,782	$ 411,649	$ -
Holdbacks payable on loan and lease receivables	110,764	110,764	-	-	-
Subordinated notes payable	95,272	-	-	-	95,272
Securitization liabilities	-	-	-	-	-
Accounts payable	6,893	6,893	-	-	-
Cash collateral and amounts held in escrow	7,887	7,887	-	-	-
Current income tax liability	2,949	2,949	-	-	-
Deferred income tax liability	898	100	200	299	299
Lease obligations	5,113	669	1,409	1,804	1,231
Off-balance sheet obligations	90	90	-	-	-
	$2,083,070	$1,298,125	$ 274,391	$ 413,752	$ 96,802

Related Party Transactions

The Bank’s Board of Directors and Senior Executive Officers represent key management personnel. See Note 20 to the Consolidated Financial Statements for more information on transactions entered into with personnel and the compensation of key management.

VersaBank – Annual 2021 MD&A	29

Capital Management and Capital Resources

Capital Management

The Bank’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence as well as to support future growth and development of the business. The impact of the level of capital on shareholders’ return is an important consideration and the Bank recognizes the need to maintain a balance between the higher returns that may be possible with greater leverage and the advantages and security afforded by a more robust capital position.

The Bank operates as a Schedule 1 bank under the Bank Act (Canada) and is regulated by the Office of the Superintendent of Financial Institutions Canada (OSFI). Capital is managed in accordance with policies and plans that are regularly reviewed and approved by the Bank’s Board of Directors. The Bank’s objective, in this context, is to maintain adequate regulatory capital for the Bank to be considered well capitalized, protect consumer deposits and provide capacity to support organic growth as well as to capitalize on strategic opportunities that do not otherwise require accessing the public capital markets, all the while providing a satisfactory return to shareholders. Regulatory capital is comprised of the qualifying amount of subordinated notes, share capital, retained earnings and net after-tax unrealized gains and losses on fair value through other comprehensive income securities. Consistent with capital adequacy guidelines issued by OSFI, the Bank has implemented an internal capital adequacy assessment process (ICAAP) with the objective of ensuring that capital levels remain adequate in relation to current and future risks.

The table below presents the Bank’s regulatory capital position, risk-weighted assets and regulatory capital and leverage ratios for the current and comparative periods.

(thousands of Canadian dollars)
	October 31	October 31
	2021	2020	Change

Common Equity Tier 1 capital	$305,708	$219,359	39%

Total Tier 1 capital	$319,355	$248,696	28%

Total Tier 2 capital	$99,363	$6,775	1367%

Total regulatory capital	$418,718	$255,471	64%

Total risk-weighted assets	$2,013,544	$1,580,939	27%
Capital ratios
CET1 capital ratio	15.18%	13.88%	9%
Tier 1 capital ratio	15.86%	15.73%	1%
Total capital ratio	20.80%	16.16%	29%
Leverage ratio	12.60%	12.19%	3%

VersaBank – Annual 2021 MD&A	30

OSFI requires banks to measure capital adequacy in accordance with its guidelines for determining risk-adjusted capital and risk-weighted assets including off-balance sheet credit instruments. The Bank currently uses the Standardized Approach to calculate risk-weighted assets for both credit and operational risk. Under the Standardized Approach for credit risk, each asset type is assigned a risk weight ranging between 0% and 150% to determine the risk-weighted equivalent, or risk-weighted asset amounts for use in calculating the Bank’s risk-based capital ratios. Off-balance sheet assets, such as undrawn credit commitments, are included in the calculation of risk-weighted assets, and further, both the credit risk equivalent and the risk-weighted calculations are prescribed by OSFI. The Standardized Approach, as defined by Basel III, may require the Bank to carry more capital for certain credit exposures compared to requirements under the Advanced Internal Ratings-Based (“AIRB”) methodology. As a result, regulatory capital ratios of banks that utilize the Standardized Approach may not be directly comparable with the large Canadian banks and other international banks that utilize the AIRB methodology.

The tables below present the Bank’s risk-weighted assets as at October 31, 2021 as well as for 2020, organized by asset type and risk weight assignment respectively:

As at October 31, 2021	Notional/drawn amount by asset type
						Risk
				Off -balance		Weighted
(thousands of Canadian dollars)	Cash	Loans	Other	sheet items	Total	Balance

Corporate	$—	$869,413	$—	$—	$869,413	$866,217
Sovereign	—	9,213	—	—	9,213	1,843
Bank	271,523	17,647	—	—	289,170	57,834
Retail residential mortgages	—	5,233	—	—	5,233	951
Other retail	—	1,201,544	—	—	1,201,544	820,638
Other items	—	—	40,513	46,462	86,975	49,865
Undrawn commitments	—	—	—	296,248	296,248	107,925
Operational risk¹	—	—	—	—	—	108,271
Total	$271,523	$2,103,050	$40,513	$342,710	$2,757,796	$2,013,544

As at October 31, 2020	Notional/drawn amount by asset type
						Risk
				Off -balance		Weighted
(thousands of Canadian dollars)	Cash	Loans	Other	sheet items	Total	Balance

Corporate	$—	$671,466	$—	$—	$671,466	$669,414
Sovereign	—	11,411	—	—	11,411	2,282
Bank	257,644	17,648	—	—	275,292	55,058
Retail residential mortgages	—	12,054	—	—	12,054	4,902
Other retail	—	942,331	—	—	942,331	636,254
Other items	—	—	31,331	50,284	81,615	40,875
Undrawn commitments	—	—	—	238,724	238,724	72,553
Operational risk¹	—	—	—	—	—	99,601
Total	$257,644	$1,654,910	$31,331	$289,008	$2,232,893	$1,580,939
¹ The charge for operational risk is determined using the Basic Indicator Approach as prescribed by OSFI.

VersaBank – Annual 2021 MD&A	31

As at October 31, 2021	Notional/drawn amount by risk weight
								Risk
								Weighted
(thousands of Canadian dollars)	0%	20%	35%	75%	100%	150%	Total	Balance

Corporate	$3,196	$—	$—	$—	$866,217	$—	$869,413	$866,217
Sovereign	—	9,213	—	—	—	—	9,213	1,843
Bank	—	289,170	—	—	—	—	289,170	57,834
Retail residential mortgages	2,515	—	2,718	—	—	—	5,233	951
Other retail	106,787	1,105	—	1,092,942	710	—	1,201,544	820,638
Other items	11,686	768	—	—	74,521	—	86,975	49,865
Undrawn commitments	—	—	—	—	296,248	—	296,248	107,925
Operational risk¹	—	—	—	—	—	—	—	108,271
Total	$124,184	$300,256	$2,718	$1,092,942	$1,237,696	$—	$2,757,796	$2,013,544

As at October 31, 2020	Notional/drawn amount by risk weight
								Risk
								Weighted
(thousands of Canadian dollars)	0%	20%	35%	75%	100%	150%	Total	Balance

Corporate	$2,054	$—	$—	$—	$669,412	$—	$671,466	$669,414
Sovereign	—	11,411	—	—	—	—	11,411	2,282
Bank	—	275,292	—	—	—	—	275,292	55,058
Retail residential mortgages	4,491	—	4,093	—	3,470	—	12,054	4,902
Other retail	93,344	1,400	—	846,457	1,130	—	942,331	636,254
Other items	15,297	713	—	—	65,605	—	81,615	40,875
Undrawn commitments	—	—	—	229	238,495	—	238,724	72,553
Operational risk¹	—	—	—	—	—	—	—	99,601
Total	$115,186	$288,816	$4,093	$846,686	$978,112	$—	$2,232,893	$1,580,939

¹ The charge for operational risk is determined using the Basic Indicator Approach as prescribed by OSFI.

Further, OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for purposes of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 (“CET1”) capital ratio, an 8.5% Tier 1 capital ratio and a 10.5% total capital ratio, all of which include a 2.5% capital conservation buffer.

As the Bank makes use of the Standardized Approach for credit risk as prescribed by OSFI, it may include eligible ECL allowance amounts in its Tier 2 capital, up to a maximum of 1.25% of its credit risk-weighted assets calculated under the Standardized Approach. Further to this, and as a result of the onset of COVID-19 in the spring of 2020 and the economic uncertainty associated with same, OSFI introduced guidance that set out transitional arrangements pertaining to the capital treatment of expected loss provisioning which allows for a portion of eligible ECL allowances to be included in CET1 capital on a transitional basis over the course of the period ranging between 2020 and 2022 inclusive. The portion of ECL allowances that is eligible for inclusion in CET1 capital is calculated as the increase in the sum of Stage 1 and Stage 2 ECL allowances estimated in the current quarter relative to the sum of Stage 1 and Stage 2 ECL allowances estimated for the baseline period, which has been designated by OSFI to be the three months ended January 31, 2020, adjusted for tax effects and multiplied by a scaling factor. The scaling factor has been set by OSFI at 70% for fiscal 2020, 50% for fiscal 2021 and 25% for fiscal 2022.

On April 30, 2021, the Bank redeemed all of its 1,681,320 (October 31, 2020 – 1,681,320) outstanding, Non-Cumulative Series 3 preferred shares (NVCC) using cash on hand. The amount paid on redemption for each share was $10.00, and in aggregate $16.8 million. Transaction costs, incurred at issuance in the amount of $1.1 million were applied against retained earnings.

VersaBank – Annual 2021 MD&A	32

On April 30, 2021, the Bank completed a private placement of NVCC compliant fixed to floating rate subordinated notes in the principal amount of USD $75.0 million, equivalent to CAD $92.1 million as at April 30, 2021. Interest will be paid on the Notes semi-annually in arrears on May 1 and November 1 of each year, commencing on November 1, 2021, at a fixed rate of 5.00% per year, until May 1, 2026. Thereafter, if not redeemed by VersaBank, the Notes will have a floating interest rate payable at the 3-month Bankers’ Acceptance Rate plus 361 basis points, payable quarterly in arrears, on February 1, May 1, August 1 and November 1 of each year, commencing August 1, 2026, until the maturity date. Proceeds of the Notes are currently held in US dollar denominated cash. Upon issuance of the Notes the Bank received confirmation from OSFI that the Notes qualify as Tier 2 capital of the Bank pursuant to OSFI’s Capital Adequacy Requirements (CAR) Guideline, including the NVCC Requirements specified in section 2.2 of the CAR Guideline.

On September 21, 2021 the Bank completed a treasury offering of 5,500,000 common shares at a price of USD $10.00 per share, the equivalent of CAD $12.80 per share for gross proceeds of USD $55.0 million. On September 29, 2021, the underwriters of the aforementioned offering exercised their full over-allotment option to purchase an additional 825,000 shares (15% of the 5,500,000 common shares issued via the base offering referenced above) at a price of USD $10.00 per share, or CAD $12.68 per share for gross proceeds of USD $8.3 million. Total net cash proceeds from the Common Share Offering was CAD $73.2 million. However, the Bank’s share capital increased by CAD $75.1 million corresponding to the Common Share Offering and tax effected issue costs, which increased the Bank’s Common Equity Tier 1 capital by the same amount.

The year over year trends exhibited by the Bank’s reported regulatory capital levels, regulatory capital ratios and leverage ratios were a function of: the redemption of the Bank’s outstanding, Non-cumulative Series 3 Preferred Shares, the issuance of the Notes in the principal amount of USD $75.0 million, equivalent to CAD $92.1 million as at April 30, 2021, the Common Share Offering for total net proceeds, adjusted for tax effected issue costs of CAD $75.1 million, retained earnings growth, tax provision recoveries related to the Bank’s deferred tax asset, the addition of goodwill and intangible assets acquired via the purchase of DBG on November 30, 2020, the inclusion of eligible ECL allowance amounts related to the transitional arrangements pertaining to the capital treatment of expected loss provisioning as set out by OSFI and changes to the Bank’s risk-weighted asset balances and composition.

Leverage Ratio

The leverage ratio is a supplementary measure that is prescribed under the Basel III Accord and is defined as the ratio of Tier 1 capital to total exposures. OSFI requires all financial institutions to maintain a leverage ratio of 3% or greater at all times

At October 31, 2021 the Bank exceeded all of the minimum Basel III regulatory capital requirements set out above.

VersaBank – Annual 2021 MD&A	33

Liquidity

The Consolidated Statement of Cash Flows for the year ended October 31, 2021 shows cash used in operations in the amount of $108.3 million compared to cash provided by operations in the amount of $139.6 million a year ago. The current year trend was a function primarily of cash outflows to fund loans exceeding cash inflows from deposits raised and the use of existing liquidity to fund loans. The comparative year trend was a function primarily of inflows from deposits raised as the Bank strengthened its liquidity position as a prudent liquidity practice in response to the economic uncertainty resulting from the onset of COVID-19, a reduction in restricted cash balances used to offset the payment of the maturing securitization liabilities and from annual earnings, offset partially by the funding of new loans. Based on factors such as liquidity requirements and opportunities for investment in loans and securities, the Bank may manage the amount of deposits it raises and loans it funds in ways that result in the balances of these items giving rise to either negative or positive cash flow from operations. The Bank will continue to fund its operations and meet contractual obligations as they become due using cash on hand and by closely managing its flow of deposits.

Capital Resources

The operations of the Bank are not dependent upon significant investments in capital assets to generate revenue. Currently, the Bank does not have any commitments for capital expenditures or for significant additions to its level of capital assets.

Summary of Quarterly Results

(thousands of Canadian dollars
except per share amounts)	2021				2020
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Results of operations:
Interest income	$23,924	$22,400	$21,649	$21,515	$21,068	$20,172	$22,688	$22,166
Yield on assets (%)	4.04%	4.02%	4.24%	4.28%	4.33%	4.12%	4.83%	4.84%
Interest expense	7,778	7,858	6,554	7,141	7,360	7,788	8,212	8,609
Cost of funds (%)	1.31%	1.41%	1.28%	1.42%	1.51%	1.59%	1.75%	1.88%
Net interest income	16,146	14,542	15,095	14,374	13,708	12,384	14,476	13,557
Net interest margin (%)	2.73%	2.61%	2.96%	2.86%	2.82%	2.53%	3.08%	2.96%
Non-interest income	2,090	1,187	875	1,048	18	8	9	25
Total revenue	18,236	15,729	15,970	15,422	13,726	12,392	14,485	13,582
Provision for (recovery of) credit losses	(279)	96	(312)	57	(582)	(44)	490	(208)
Non-interest expenses	10,377	8,200	8,342	8,087	7,763	6,410	6,899	6,705
Efficiency ratio	57%	52%	52%	52%	57%	52%	48%	49%
Core cash earnings*	8,138	7,433	7,940	7,278	6,545	6,026	7,096	7,085
Income before income taxes	8,138	7,433	7,940	7,278	6,545	6,026	7,096	7,085
Tax provision	2,228	1,997	2,196	1,988	1,799	1,657	1,947	1,944
Net income	$5,910	$5,436	$5,744	$5,290	$4,746	$4,369	$5,149	$5,141
Income per share
Basic	$0.24	$0.25	$0.25	$0.22	$0.20	$0.18	$0.22	$0.22
Diluted	$0.24	$0.25	$0.25	$0.22	$0.20	$0.18	$0.22	$0.22
Return on common equity	8.07%	8.72%	9.20%	8.26%	7.46%	6.90%	8.64%	8.60%
Return on total assets	0.96%	0.93%	1.02%	0.94%	0.86%	0.78%	0.98%	1.01%
Gross impaired loans
to total loans	0.00%	0.00%	0.00%	0.00%	0.00%	0.43%	0.41%	0.38%
* This is a non-GAAP measure. See definition in "Non-GAAP and Other Financial Measures".

VersaBank – Annual 2021 MD&A	34

The financial results for each of the last eight quarters are summarized above. Key drivers of the quarter over quarter performance trends for the current reporting period were: lending asset growth, higher NIM attributable primarily to lower cost of funds, higher non-interest income attributable to the contributions of the Bank’s cybersecurity business over the period, a recovery of credit losses as a function primarily of changes in the asset mix comprising the Bank’s CRE portfolio and changes in the macroeconomic forecast data used as forward-looking information in the Bank’s credit risk models as well as higher non-interest expense attributable to higher administrative costs attributable primarily to the Bank’s Common Share Offering and listing on the Nasdaq in September 2021. Results for the current fiscal year reflect the consolidation of the balance sheet and the associated financial performance of DBG which was acquired by the Bank’s wholly owned subsidiary DRTC on November 30, 2020.

Fourth Quarter Review

Net Income

Net income for the quarter was $5.9 million or $0.24 per common share (basic and diluted), compared to $5.4 million or $0.25 per common share (basic and diluted) last quarter and $4.7 million or $0.20 per common share (basic and diluted) for the same period a year ago. The quarter over quarter trend was a function primarily of higher revenues and a recovery of credit losses offset partially by higher non-interest expenses. The year over year trend was a function primarily of higher revenues, which reflects the incremental non-interest income contribution from DBG, offset partially by lower recovery of credit losses and higher non-interest expenses.

Total Revenue

Total revenue for the quarter was $18.2 million compared to $15.7 million last quarter and $13.7 million for the same period a year ago. The quarter over quarter and year over year trends were a function of higher interest income, higher non-interest income and lower cost of funds.

Net Interest Income

Net interest income for the quarter was $16.1 million compared to $14.5 million last quarter and $13.7 million for the same period a year ago. The quarter over quarter and year over year trends were a function primarily of higher interest income attributable to strong lending asset growth and lower cost of funds.

Net Interest Margin

Net interest margin or spread for the quarter was 2.73% compared to 2.61% last quarter and 2.82% for the same period a year ago. The quarter over quarter trend was a function primarily of higher fees and lower cost of funds. The year over year trend was a function primarily of lower yields earned on lending assets and elevated cash balances offset partially by lower cost of funds.

VersaBank – Annual 2021 MD&A	35

Provision for Credit Losses

The Bank recorded a recovery of credit losses for the quarter in the amount of $279,000 compared to a provision for credit losses in the amount of $96,000 last quarter and a recovery of credit losses in the amount of $582,000 for the same period a year ago. The quarter over quarter trend was a function primarily of changes in the asset mix comprising the Bank’s CRE portfolio and changes in the macroeconomic forecast data used as forward-looking information in the Bank’s credit risk models offset partially by higher lending balances. The year over year trend was a function primarily of higher lending asset balances offset partially by changes in the asset mix comprising the Bank’s CRE portfolio and changes in the macroeconomic forecast data used as forward-looking information in the Bank’s credit risk models.

Non-Interest Expenses

Non-interest expenses of the Bank for the quarter were $10.4 million compared to $8.2 million last quarter and $7.8 million for the same period a year ago. The quarter over quarter and year over year trends were a function primarily of higher administrative costs attributable primarily to the Bank’s Common Share Offering and listing on the Nasdaq in September 2021, higher salary and benefits expense attributable to an increase in staff complement and a general increase in staff related costs. The year over year trend also reflects the consolidated results of DBG.

Income Taxes

For the three months ended October 31, 2021, the provision for income taxes was $2.2 million compared to $2.0 million for the previous quarter and $1.8 million for the same period a year ago.

Critical Accounting Policies and Estimates

Significant accounting policies are detailed in Note 3 of the Bank’s 2021 Consolidated Financial Statements. There has been no change in accounting policies nor any significant new policies adopted during the current year.

In preparing the Consolidated Financial Statements, management has exercised judgment and developed estimates in applying accounting policies and generating reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting periods. Areas where significant judgment was applied were in the assessments of impairment of financial instruments. Estimates are applied in the determination of the allowance for expected credit losses on financial assets, the purchase price allocation associated with the Bank’s acquisition of Digital Boundary Group, the impairment test applied to intangible assets and goodwill, and the measurement of deferred income taxes. It is reasonably possible, on the basis of existing knowledge, that actual results may vary from that expected in the measurement of these estimates. This could result in material adjustments to the carrying amounts of assets and/or liabilities affected in the future.

VersaBank – Annual 2021 MD&A	36

Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are applied prospectively once they are recognized.

The policies discussed below are considered to be particularly significant as they require management to make estimates or judgements, some of which may relate to matters that are inherently uncertain.

Financial Instruments

Classification and Measurement

Under IFRS 9, all financial assets must be classified at initial recognition as a function of the financial asset’s contractual cash flow characteristics and the business model under which the financial asset is managed. All financial assets are initially measured at fair value, and are classified and subsequently measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income. Financial assets are required to be reclassified when the business model under which they are managed has changed. Any reclassifications are applied prospectively from the reclassification date. All financial liabilities are measured at amortized cost unless elected otherwise.

Debt instruments

Financial assets that are debt instruments are categorized into one of the following measurement categories:

➢	amortized cost;

➢	fair value through other comprehensive income (“FVOCI”);

➢	fair value through profit and loss (“FVTPL”).

The characterization of a debt instrument’s cashflows is determined through a solely payment of principal and interest (“SPPI”) test. The SPPI test is conducted to identify whether the contractual cash flows of a debt instrument are in fact solely payments of principal and interest and are consistent with a basic lending arrangement. In the context of the SPPI test, “Principal” is defined as the fair value of the debt instrument at origination or initial recognition, which may change over the life of the instrument as a function of a number of variables including principal repayments, prepayments, or amortization of a premium/discount. In the context of the SPPI test “Interest” is defined as the consideration for the time value of money and credit risk. The rationale for the SPPI test is to ensure that debt instruments that include structural features that are incongruent with a basic lending arrangement, such as conversion options, are classified as, and measured at FVTPL.

Debt instruments measured at amortized cost

The Bank’s debt instruments are measured at amortized cost. Debt instruments with contractual cash flows that meet the SPPI test and are managed on a hold to collect basis are measured at amortized cost. These financial instruments are recognized initially at fair value plus direct and incremental transaction costs, and are subsequently measured at amortized cost, using the effective interest rate method, net of an allowance for credit losses. The effective interest rate is the rate that discounts estimated future cashflows through the expected life of the instrument to the gross carrying amount of the instrument. Amortized cost is calculated as a function of the effective interest rate, taking into account any discount or premium on acquisition, transaction costs and fees. Amortization of these costs is included in interest income in the consolidated statement of income.

VersaBank – Annual 2021 MD&A	37

Equity instruments

Equity instruments are measured at FVTPL unless an irrevocable designation is made, at initial recognition to measure them at FVOCI. Gains or losses from changes in the fair value of equity financial instruments designated at FVOCI, including any related foreign exchange gains or losses, are recognized in OCI. In contrast to asset-for-sale equity securities under IAS 39, amounts recognized in OCI will not be subsequently recycled to profit or loss, with the exception of dividends. Dividends received are recorded in interest income in the consolidated statement of income. Cumulative gains or losses upon derecognition of the equity instrument will be transferred within equity from AOCI to retained earnings.

Allowance for Expected Credit Losses

The Bank must maintain an allowance for expected credit losses that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. The Bank’s allowance for credit losses is estimated using the ECL methodology and is comprised of expected credit losses recognized on all financial assets that are debt instruments, classified either as amortized cost or as FVOCI, and on all loan commitments and financial guarantees that are not measured at FVTPL.

Expected credit losses represent unbiased and probability-weighted estimates that are modeled as a function of a range of possible outcomes as well as the time value of money, and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions, or more specifically forward-looking information (“FLI”) (see Forward-Looking Information below).

The Bank’s ECL or impairment model estimates 12 months of expected credit losses, (“TMECL”) for performing loans that have not experienced a significant increase in credit risk, (“SICR”) since initial recognition. Additionally, the ECL impairment model estimates lifetime expected credit losses, (“LTECL”) on performing loans that have experienced a SICR since initial recognition. Further, individual allowances are estimated for loans that are determined to be credit impaired.

Loans or other financial instruments that have not experienced a SICR since initial recognition are designated as stage 1, while loans or financial instruments that have experienced a SICR since initial recognition are designated as stage 2, and loans or financial instruments that are determined to be credit impaired are designated as stage 3.

Assessment of significant increase in credit risk (“SICR”)

At each reporting date, the Bank assesses whether or not there has been a SICR for loans since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition.

The determination of a SICR is a function of the loan’s internal risk rating assignment, internal watchlist status, loan review status and delinquency status which are updated as necessary in response to changes including, but not limited to changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists.

VersaBank – Annual 2021 MD&A	38

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap. Examples include changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition.

With regards to delinquency and monitoring, there is a rebuttable presumption that the credit risk of a loan or other financial instrument has increased since initial recognition when contractual payments are more than 60 days delinquent. The Bank chose to use 60 days delinquency as an appropriate indicator of increased credit risk as it serves as a stable early warning indicator that the cashflows associated with the loan or other financial instrument under consideration may be in jeopardy and may not be realized by the Bank under the contractual repayment terms.

Expected credit loss model – Estimation of expected credit losses

Expected credit losses are an estimate of a loan’s expected cash shortfalls discounted at the effective interest rate, where a cash shortfall is the difference between the contractual cash flows that are due to the Bank and the cash flows that the Bank actually expects to receive. The ECL calculation is a function of the credit risk parameters; probability of default, loss given default, and exposure at default associated with each loan, sensitized to future market and macroeconomic conditions through the incorporation of FLI derived from multiple economic forecast scenarios, including baseline, upside, and downside scenarios.

For clarity:

➢	The probability of default (“PD”) for a loan or a financial instrument is an estimate of the likelihood of default of that instrument over a given time horizon;

➢	The loss given default (“LGD”) for a loan or financial instrument is an estimate of the loss arising in the case where a default of that instrument occurs at a given time or over a given period; and,

➢	The exposure at default (“EAD”) for a loan or financial instrument is an estimate of the Bank’s exposure derived from that instrument at a future default date.

The Bank’s ECL model develops contractual cashflow profiles for loans as a function of a number of underlying assumptions and a broad range of input variables. The expected cashflow schedules are subsequently derived from the contractual cashflow schedules, adjusted for incremental default amounts, forgone interest, and recovery amounts.

The finalized contractual and expected cashflow schedules are subsequently discounted at the effective interest rate to determine the expected cash shortfall or expected credit losses for each individual loan or financial instrument.

Individual allowances are estimated for loans and other financial instruments that are determined to be credit impaired and that have been designated as stage 3. A loan is classified as credit impaired when the Bank becomes aware that all of, or a portion of the contractual cashflows associated with the loan may be in jeopardy and as a result may not be realized by the Bank under the repayment schedule set out in the contractual terms associated with the loan.

VersaBank – Annual 2021 MD&A	39

Forward-Looking Information

The IFRS 9 standard requires consideration of past events, current market conditions and reasonable, supportable information about future economic conditions that is available without undue cost and effort in the estimation of the expected credit losses for loans. More specifically, under IFRS 9 expected credit losses represent an unbiased, probability-weighted estimate of the present value of cash shortfalls (i.e., the weighted average of credit losses, with the respective risks of a default occurring in a given time period used as the weights). Additionally, IFRS 9 stipulates that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. The estimation and application of forward-looking information in an attempt to capture the impact of future economic conditions requires significant judgement.

The Bank incorporated the impact of future economic conditions, or more specifically forward-looking information into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop PD and LGD term structure forecasts for its loans. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics for the purpose of computing forward-looking risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are used in conjunction with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing forward looking expected credit loss trends, the use of unbiased, third party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios, most often comprised of baseline, upside, and downside scenarios in order to mitigate volatility in the estimation of expected credit losses as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the macroeconomic scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual, PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios. The Bank has also applied expert credit judgment, where appropriate, to reflect, amongst other items, uncertainty in the Canadian macroeconomic environment attributable to the continued impact of COVID-19.

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

VersaBank – Annual 2021 MD&A	40

Business Combinations

The Bank applied IFRS 3 Business Combinations in its accounting for the acquisition of Digital Boundary Group using the acquisition method. The cost of an acquisition is measured at the fair value of the consideration, including contingent consideration if applicable, given at the acquisition date. Contingent consideration is a financial instrument and, as such, is remeasured each period thereafter with the adjustment recorded to acquisition-related fair value changes in the consolidated statements of comprehensive income. Acquisition-related costs are recognized as an expense in the income statement in the period in which they are incurred. The acquired identifiable assets, liabilities and contingent liabilities are measured at fair value at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred, including, if applicable, any amount of any non-controlling interest in the acquiree, over the net of the recognized amounts of the identifiable assets acquired and the liabilities assumed.

Goodwill and intangible assets

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the value allocated to the tangible and intangible assets, less liabilities assumed, based on their fair values. Goodwill is not amortized but rather tested for impairment annually or more frequently if events or a change in circumstances indicate that the asset might be impaired. Impairment is determined for goodwill by assessing if the carrying value of cash generating units (“CGUs”) which comprise the CGU segment, including goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of the CGUs are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGUs. Any goodwill impairment is recorded in profit or loss in the reporting year in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

Intangible assets acquired in a business acquisition are recorded at their fair value. In subsequent reporting periods, intangible assets are stated at cost less accumulated amortization and accumulated impairment losses. Amortization is recorded on a straight-line basis over the expected useful life of the intangible asset. At each reporting date, the carrying value of intangible assets are reviewed for indicators of impairment. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash flows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (CGU). If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount and the impairment loss is recognized in profit or loss. The recoverable amount of an asset or CGU is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted at a rate that reflects current market assessments of the time value of money and the risks specific to the assets. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. When an impairment loss is subsequently reversed, the carrying amount of the asset is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been recorded had no impairment losses been recognized for the asset in prior years.

VersaBank – Annual 2021 MD&A	41

Corporate Income Taxes

Current income taxes are calculated based on taxable income at the reporting period end. Taxable income differs from accounting income because of differences in the inclusion and deductibility of certain components of income which are established by Canadian taxation authorities. Current income taxes are measured at the amount expected to be recovered or paid using statutory tax rates at the reporting period end.

The Bank follows the asset and liability method of accounting for deferred income taxes. Deferred income tax assets and liabilities arise from temporary differences between financial statement carrying values and the respective tax base of those assets and liabilities. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years when temporary differences are expected to be recovered or settled.

Deferred income tax assets are recognized in the Bank’s consolidated financial statements to the extent that it is probable that the Bank will have sufficient taxable income to enable the benefit of the deferred income tax asset to be realized. Unrecognized deferred income tax assets are reassessed for recoverability at each reporting period end.

Current and deferred income taxes are recorded in income for the period, except to the extent that the tax arose from a transaction that is recorded either in Other Comprehensive Income or Equity, in which case the income tax on the transaction will also be recorded either in Other Comprehensive Income or Equity. Accordingly, current and deferred income taxes are presented in the Consolidated Financial Statements as a component of income, or as a component of Other Comprehensive Income.

Enterprise Risk Management

The Bank recognizes that risk is present in all business activities and that the successful management of risk is a critical factor in maximizing shareholder value. As such, the Bank has developed and continues to enhance an Enterprise Risk Management (“ERM”) Program to identify, evaluate, treat, report on, and monitor the risks that impact the Bank.

The Bank will maintain a robust ERM program to:

➢	Ensure significant current and emerging risks are identified, understood and managed appropriately;

➢	Support the Board’s corporate governance needs; and,

➢	Strengthen the Bank’s risk management practices in a manner demonstrable to external stakeholders.

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The goal of risk management is not to eliminate risks but to identify and control risks within the context of the Bank’s Risk Appetite Statement. The ERM program enhances the effectiveness, efficiency and understanding of risk and risk management at an individual and enterprise level.

GUIDING PRINCIPLES OF THE BANK’S ENTERPRISE RISK MANAGEMENT PROGRAM

➢	Risk management is everyone’s responsibility, from the Board of Directors to individual employees. Employees are expected to understand the risks that fall within their areas of responsibility and to manage these risks within approved risk tolerances;

➢	Risk management is a comprehensive, structured and continuous process in which risks are identified, evaluated and consciously accepted or mitigated within approved risk tolerances;

➢	Risk management is based on open communication of the best available information, both quantitative and qualitative, from a range of sources, including historical data, experience, stakeholder feedback, observation, forecasts and expert judgment;

➢	Enterprise Risk Management is integrated with Bank processes such as strategic planning, business planning, operational management, and investment decisions to ensure consistent consideration of risks in all decision-making; and,

➢	Risk owners will be identified through the risk management process and will be responsible to address and implement risk mitigation/avoidance/transfer strategies to minimize the risk impact to the Bank.

RISK APPETITE STATEMENT

Risk appetite is the measurement of capital, liquidity, earnings and operational variability that the Bank is prepared to put at risk while in pursuit of the Bank’s strategic objectives. Risk appetite provides for a common understanding of the boundaries of acceptable and unacceptable risks established with management and approved by the Board, as the Bank works toward achieving its strategic objectives. The risk appetite statement includes a set of risk tolerances to communicate specific capacities for risk within each significant risk category.

Consideration will be given to all risks, however; the Bank has identified the following seven significant risk categories from which it will measure and establish tolerances in the pursuit of the Bank’s strategic objectives:

➢	Liquidity Risk;

➢	Operational Risk;

➢	Market Risk;

➢	Credit Risk;

➢	Regulatory Risk;

➢	Strategic Risk; and,

➢	Reputational Risk.

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Liquidity Risk

Liquidity risk is the risk that the Bank is unable to meet the demand for cash to fund obligations as they come due.

Liquidity risk is managed primarily by the Treasurer, the Vice President, Deposit Services, and the Chief Financial Officer.

Treasury policies are developed and controlled by the Treasury Department as a function of the Bank’s business objectives, liquidity risk appetite, and regulatory requirements as determined by senior and executive management, and the Board of Directors.

Deposit raising activities are overseen by the Vice President, Deposit Services.

LIQUIDITY RISK AND THE RISK APPETITE STATEMENT

The Bank’s risk appetite statement defines liquidity risk tolerances that the Bank will adhere to in the execution of its business objectives. Liquidity risk tolerances are administered as follows:

1.     Liquidity

Through Bank policy, the risk appetite statement mirrors Bank comfort with the level of liquidity that is to be maintained in order to ensure that all funding obligations are met.

2.     Deposit Sources

The monitoring of deposit sources establishes Bank comfort with the origination and concentration of deposit inflows such that the Bank can monitor trends in improvements in diversifying its deposit sources.

The Bank has established policies to ensure that its cash outflows and inflows are closely matched and that its sources of deposits are diversified between funding sources and over a wide geographic area. The Bank maintains a conservative investment profile by ensuring:

➢	All Bank investments are high quality and include government debt securities, bankers acceptances and Canadian bank debt;

➢	Specific investment criteria and procedures are in place to manage the Bank’s securities portfolio;

➢	Regular review, monitoring and approval of the Bank’s investment policies by the Risk Oversight Committee of the Board of Directors; and,

➢	Quarterly reporting to the Risk Oversight Committee on the composition of the Bank’s securities portfolio.

Liquidity management is further supported by processes, which include but are not limited to:

➢	Monitoring of liquidity levels;

➢	Monitoring of liquidity trends and key risk indicators;

➢	Scenario stress testing;

➢	Monitoring the credit profile of the liquidity portfolio; and,

➢	Monitoring deposit concentrations.

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In order to manage its liquidity needs, the Bank has a liquidity risk management program that is comprised specifically of the following policies and procedures:

➢	Holding sufficient liquid assets which, based on certain stress assumptions, results in positive cumulative cash flow for a period of 61 to 90 days;

➢	Holding high quality liquid securities at levels that represent no less than 5% of total assets. High quality liquid securities include: Canadian federal, provincial and municipal debt; debt of federally regulated Canadian financial institutions; widely distributed debt instruments, (all of which are to be rated investment grade); cash on deposit; and banker’s acceptances;

➢	On a weekly basis, monitoring its cash flow requirements using a liquidity forecasting template under a stressed scenario;

➢	On a monthly basis, testing liquidity using three specific disruption scenarios; i) industry specific disruption scenario, ii) company specific liquidity disruption scenario, and iii) a systematic disruption scenario; and,

➢	Managing liquidity in accordance with guidelines specified by OSFI.

Operational Risk

Operational risk is the risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events. Operational risk includes legal risk but excludes strategic and reputational risk.

Operational risk differs from other banking risks in that, typically, it is not directly accepted in return for an expected reward but exists in the natural course of business activity.

The Bank recognizes that operational risk is present in all business activities and that the successful management of operational risk is a key factor in the sustained success of the Bank. Sound operational risk management is a reflection of the effectiveness of the Board and senior management in administering its portfolio of products, activities, processes and systems. As such, the Bank has developed and will continuously enhance an Operational Risk Management (“ORM”) Program to identify, evaluate, treat, report and monitor operational risks to which the Bank is exposed.

OPERATIONAL RISK AND THE RISK APPETITE STATEMENT

The Bank has segmented operational risk into six operational risk pillars:

1.     Employment Practices and Workplace Safety

The risk resulting from the inappropriate hiring of employees, unjust compensation, or mistreatment of employees, producing consequences such as litigation or resignation. Moreover, it includes risk stemming from the enforcement of safety regulations and the inability to control the environment in working conditions, causing detrimental effects on employees’ health such as illness or accidents while working.

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2.     Information Technology (“IT”) and Cybersecurity

As the Bank’s operations are largely dependent on data and information processing, much emphasis is placed on information technology security to ensure an uninterrupted, secure and undisturbed use of information and communication systems. Business disruption may occur if risks are realized such as system failures or anomalies, defects in the Bank’s computer systems or network infrastructure, or the employment of outdated or substandard technology tools.

3.     Fraud and Errors

This operational risk pillar includes three sub-groups:

I.        Internal Fraud:

Employees, by themselves or in collusion with others, intentionally violating internal policy, or laws and directly benefiting from the action to the detriment of the business and/or the client.

II.        External Fraud:

Acts undertaken by external parties intended to defraud or misappropriate financial, information or physical assets or create financial loss for the company.

III.        Errors:

Risk resulting from errors in the operational process or methodology, lack of a procedure or policy documentation, and control failures.

4.     Outsourcing

Outsourcing arrangements require careful management if they are to yield benefits, and where they are not managed adequately, the Bank’s operational risk exposure may increase. The risk increases when there is a failure of the availability of the people or public/third-party infrastructure that the Bank depends on.

5.     Business Continuity:

The risk of damage to physical assets and/or disruptive events from various accidents such as fire, natural disaster, riots, terrorism, etc. The Bank will assess the potential risk for such events to occur and maintain a recovery plan to ensure continuity of business activity.

6.     Client, Product and Business Practices

The risk resulting from business practices, the introduction of a product, and the accessing of a customer’s information that is inappropriate or non-compliant with regulations or rules, such as unauthorized transactions, unapproved dealings, money laundering activities or the misuse of confidential customer information.

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Operational risk impacts can be financial loss, loss of competitive position or reputational in nature. The Bank employs the following strategies in its efforts to monitor and manage operational risk exposures to acceptable levels:

➢	Comprehensive operational policies which provide clear direction to all areas of its business and employees and establish accountability and responsibilities to identify, assess, appropriately mitigate and control operational risk;

➢	Hiring of banking professionals with many years of related experience;

➢	Use of technology through automated systems with built in controls;

➢	Maintenance of a compliance monitoring program; and,

➢	Continual review and upgrade of systems and procedures.

Market Risk

Market risk is the risk of a negative impact on the balance sheet and/or income statement resulting from changes or volatility in market factors such as interest rates or market prices. The Bank’s principal market risk arises from interest rate risk as the Bank does not consistently undertake any foreign exchange or trading activities.

Interest rate risk is the risk that a movement in interest rates could negatively impact spread, net interest income and the economic value of assets, liabilities and shareholders’ equity. The Bank manages interest rate risk by employing a number of methods including income simulation analysis and interest rate sensitivity gap and duration analysis.

Foreign exchange risk or currency risk is the risk that transacting in any currency apart from the Bank’s base currency can result in gains or losses due to currency fluctuations resulting in the possibility that a foreign denominated transaction’s value may decrease due to changes in the relative value of the currency pair. Any appreciation/depreciation in the foreign currency versus the local currency will give rise to foreign exchange risk. The Bank does not consistently undertake any foreign exchange or trading activities, but actively manages any material foreign exchange risk exposure derived from the Bank’s normal course business activities through, where possible the establishment of a natural foreign currency hedge or, if necessary, through foreign exchange contracts established with high quality counterparties in order to mitigate the impact of changes in foreign exchange rates on the Bank’s financial results and position.

Market risk is managed primarily by the Treasurer and the Chief Financial Officer. Treasury policies, which set out the management of market risk and document the risk limits, include the Bank’s interest rate risk management policies and securities portfolio management policies.

Treasury policies are developed, maintained, and administered by the Treasury Department as a function of the Bank’s business objectives, market risk appetite, and regulatory requirements as determined by senior and executive management, and the Board of Directors.

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MARKET RISK AND THE RISK APPETITE STATEMENT

The Bank’s risk appetite statement defines market risk tolerances that the Bank will adhere to in the execution of its business objectives. Market risk tolerances are administered as follows:

1.     Interest Rate Volatility:

Interest rate risk is the risk of a negative impact on the balance sheet or income statement resulting from a change in interest rates. Tolerances are defined and used to assist in measuring the Bank’s ability and effort to manage changes to the Bank’s capital position as a result of an increase/decrease in both short-term and long-term interest rates.

2.     Equity Risk:

Equity risk is the risk of loss resulting from changes or volatility in equity or financial instrument prices. Tolerances are defined and used to assist in measuring the Bank’s ability and effort to manage changes to the Bank’s capital position as a result of changes in the value of the Bank’s treasury portfolio investments.

The Bank’s principal market risk arises from interest rate risk as the Bank does not consistently undertake any material foreign exchange or trading activities. In addition, the Bank is subject to market price volatility with respect to available-for-sale securities due to the resulting impact on regulatory capital.

The Risk Oversight Committee of the Bank is charged with recommending policies that govern market risk to the Board of Directors for approval and with reviewing the policies on an ongoing basis. Additionally, the Bank manages interest rate risk by employing a number of methods including income simulation analysis and interest rate sensitivity gap and duration analysis. Management prepares regular reports to the Board to allow for ongoing monitoring of the Bank’s interest rate risk position. Further, the Bank’s Asset Liability Committee reviews the results of these analyses on a monthly basis and monitors compliance with limits set out in corporate policy. The Bank’s policies include the matching of its cash inflows and outflows so that:

ii.	in any 12 month period, a 100 basis point change in rates across the entire yield curve would not result in a decline greater than 4% of regulatory capital on the Bank’s earnings; and,

ii.	in any 60 month period, a 100 basis point change in rates across the entire yield curve would not result in a decline greater than 6% of regulatory capital on the Bank’s equity.

As well, the policy indicates that at no time shall the duration difference between the Bank’s assets and liabilities exceed four months. The interest rate risk position and results of the Bank’s duration analysis at October 31, 2021 as well as for 2020 are reported in the table below.

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Interest Rate Position

(thousands of Canadian dollars)
	October 31, 2021		October 31, 2020
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact on projected net interest
income during a 12 month period	$4,147	$(3,220)	$2,569	$(2,099)
Impact on reported equity
during a 60 month period	1,603	(1,586)	(2,527)	1,604

Duration difference between assets and
liabilities (months)	2.3		0.6

As presented in the table above, the impact on net interest income during a 12 month period of a 100 basis point increase would be approximately $4.1 million, while the impact on net interest income of a 100 basis point decrease would be approximately ($3.2 million). Similarly, at October 31, 2020, the impact on equity over a 60 month period of a 100 basis point increase would be approximately $1.6 million while the impact on equity of a 100 basis point decrease over the same period would be approximately ($1.6 million). At October 31, 2021 the duration difference between the Bank’s assets and liabilities was 2.3 months compared to 0.6 months at October 31, 2020, indicating that the Bank’s assets would reprice faster than liabilities in the event of a future change in interest rates.

The Bank uses on-balance sheet strategies to manage its interest rate risk, and as such, at October 31, 2021, the Bank did not have any outstanding contracts to hedge fair value exposure attributable to interest rate risk.

Credit Risk

Credit risk is the risk of loss associated with a borrower, guarantor or counterparty’s inability or unwillingness to fulfill its contractual obligations.

The Bank accepts certain risks in order to generate revenue. In managing these risks, the Bank has developed an enterprise-wide risk management framework designed to achieve an appropriate balance between credit risk and reward in order to maximize shareholder return.

Credit risk is managed by the Chief Credit Officer who administers the Bank’s established credit policies that set out the roles of the credit department and the lending business units related to risk management, and further, establishes risk tolerances for same. Credit policies exist for the credit department and for each lending business unit. Credit policies are developed, maintained, and administered by the Credit Department as a function of the Bank’s business objectives, credit risk appetite, and regulatory requirements as determined by senior management, and the Board of Directors.

To supplement the Bank’s credit policies, the individual lending business units have developed and compiled comprehensive procedures that describe the processes, systems and methods employed in the operation of their businesses while operating within the credit framework set out by the Bank’s credit policies.

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CREDIT RISK AND THE RISK APPETITE STATEMENT

The Bank’s risk appetite statement defines credit risk tolerances that the Bank will adhere to in the execution of its business objectives. The risk appetite statement defines the credit risk tolerances for the entire Bank as well as for each of the following business lines that accept credit risk:

1.   Commercial Lending;

2.   Point of Sale Financing; and,

3.   Treasury.

The Bank manages its credit risk using policies that have been recommended by management to the Risk Oversight Committee, which then recommends the policies to the Board of Directors of the Bank for approval. These policies consist of approval procedures and limits on loan amounts, portfolio concentration, geographic concentration, industry concentration, asset categories, loans to any one entity and associated groups, a risk rating policy that provides for risk rating each asset in its total asset portfolio, and early recognition of problem accounts with action plans for each account. The Risk Oversight Committee of the Bank reviews these policies on an ongoing basis.

The Risk Oversight Committee of the Bank is comprised entirely of independent directors and performs the following functions related to credit risk:

➢	Recommends policies governing management of credit risk to the Bank’s Board of Directors for approval and reviews credit risk policies on an ongoing basis to ensure that they are prudent and appropriate given possible changes in market conditions and corporate strategy;

➢	Reviews and concurs with credits exceeding the levels delegated to management, prior to commitment; and,

➢	Reviews, on a regular basis, watchlist accounts, impaired loans and accounts that have gone into arrears.

Regulatory Risk

Regulatory risk is the risk that a regulatory agency will make changes in the current rules (or will impose new rules) that will increase the costs of operating the Bank, reduce the attractiveness of the Bank as an investment, result in financial loss, and/or change the competitive landscape. Regulatory risk also includes the risk of adverse outcomes due to non-compliance to rules, regulations, standards or other legal requirements.

The Bank has a Regulatory Compliance Management Program that includes a three lines of defence model and essentially establishes the controls and processes through which the Bank manages regulatory compliance risk. The Chief Compliance Officer is responsible for regulatory compliance oversight.

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REGULATORY RISK AND THE RISK APPETITE STATEMENT

The Bank’s risk appetite statement defines regulatory risk tolerances that the Bank will adhere to in the execution of its business objectives. Regulatory risk tolerances are administered as follows:

1.   Regulatory Compliance

Bank conformance with laws, rules, and regulations and prescribed practices in all jurisdictions in which it operates.

2.   Regulatory Capital

Capital is a key regulatory requirement. The quality of capital and the leverage of the Bank’s capital is a key indicator of health by regulators.

Strategic Risk

Strategic risk is defined as the losses or forgone revenues resulting from improper or ineffective business strategies, resource allocation and/or decision-making or from an inability to adapt to changes in the business environment.

STRATEGIC RISK AND THE RISK APPETITE STATEMENT

The Bank’s risk appetite statement defines the strategic risk tolerances that the Bank and each business unit will adhere to in the execution of their respective business objectives. Strategic risk tolerances are established as a function of the Bank’s financial performance.

Financial metrics and associated tolerances are defined for the Bank and its lending business units.

The Bank manages strategic risk through a Board approved, robust, annual business planning process which includes the development of a comprehensive business plan, operating budget, and capital plan that contemplate planning horizons ranging from twelve to sixty months. The Bank augments its annual enterprise business planning process with the development of rigorous economic forecasts, risk and operational impact assessments related to any new business initiatives being contemplated as well as through the performance of an annual ICAAP for the Bank. The ICAAP is employed to determine if the Bank’s budgeted capital amounts provide adequate capital buffers against the occurrence of its identified business objective risks under both expected and stressed operating conditions.

Reputational Risk

Reputational risk is the risk that an activity undertaken by the Bank or its representatives will impair its image in the community or lower public confidence in it, resulting in the loss of business, legal action or increased regulatory oversight.

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Reputational risk is the outcome of a risk occurrence; it is not a risk event in and of itself. To manage against reputational risk, the Enterprise Risk Management program focuses on the risks of the Bank through the other six pillars of risk:

1.	Liquidity Risk

2.	Operational Risk

3.	Market Risk

4.	Credit Risk

5.	Regulatory Risk

6.	Strategic Risk

The management of the risks identified in these six pillars of risk and the measurement of the Bank in achieving its objectives and remaining within the bounds of the Bank’s risk appetite statement assist the Bank in managing reputational risk.

REPUTATIONAL RISK AND THE RISK APPETITE STATEMENT

The Bank’s risk appetite statement defines the reputational risk tolerances that the Bank will adhere to in the execution of its business objectives.

An institution’s reputation is a valuable business asset in its own right that is essential to optimizing shareholder value, and as such is constantly at risk. Reputation risk cannot be managed in isolation from other forms of risk since all risks can have an impact on reputation, which in turn can impact the Bank’s brand, earnings and capital. Credit, market, operational, strategic and liquidity risks must all be managed effectively in order to safeguard the Bank’s reputation.

Ultimate responsibility for the Bank’s reputation lies with senior and executive management, and the Board of Directors and related committees which examine reputation risk as part of their ongoing duties. In addition, every employee and representative of the Bank has a responsibility to contribute in a positive way to the Bank’s reputation by ensuring that ethical practices are followed at all times.

FACTORS THAT MAY AFFECT FUTURE RESULTS

As noted in the section “Forward-looking Statements”, the Bank is subject to inherent risks and uncertainties which may cause its actual results to differ materially from its expectations. Some of these risks are discussed below.

Impact of COVID-19 Pandemic

The impact of COVID-19 on communities and businesses has abated over the last half of the calendar year with the rapid distribution and adoption of the vaccines allowing for a progressive reopening of the Canadian economy and stimulating improved consumer and business confidence. Notwithstanding the above, should these favourable trends reverse as a result of hospitalizations increasing as a function of the emergence of new variants for which the current vaccines are not effective or simply as a result of active case counts generally rising rapidly, the Canadian economy could be negatively impacted which has the potential to adversely affect the Bank’s revenue and earnings.

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Execution of Strategic Plans

The Bank’s financial performance is influenced by its ability to execute strategic plans developed by management. If these strategic plans do not meet with success or there is a change in the Bank’s strategic plans, the Bank’s earnings could grow at a slower pace or decline.

Changes in Laws and Regulations

Laws and regulations are in place to protect clients, investors and the public. Changes in laws and regulations, including how they are interpreted and enforced, could adversely affect the Bank’s earnings by allowing more competition in the marketplace and by increasing the costs of compliance. In addition, any failure to comply with laws and regulations could adversely affect the Bank’s reputation and earnings.

Changes in Accounting Standards and Accounting Policies and Estimates

The International Accounting Standards Board continues to change the financial accounting and reporting standards that govern the preparation of the Bank’s financial statements. These changes can be significant and may materially impact how the Bank records its financial position and its results of operations. Where the Bank is required to retroactively apply a new or revised standard, it may be required to restate prior period financial results.

Level of Competition

The level of competition among financial institutions is high and non-financial companies and government entities are increasingly offering services typically provided by banks. This could have an effect on the pricing of the Bank’s deposits and its lending products and together with loss of market share, could adversely affect the Bank’s earnings.

General Economic Conditions

The Bank conducts its business in various regions within Canada. Factors such as financial market stability, interest rates, foreign exchange rates, changing global commodity prices, business investment, government spending and stimulation initiatives, consumer spending, and the rate of inflation can affect the business and economic environments in each geographic region in which the Bank operates. Therefore, the amount of business that the Bank conducts in a specific geographic region may have an effect on the Bank’s overall revenues and earnings.

Monetary Policy

Financial markets’ expectations about inflation and central bank monetary policy have an impact on the level of interest rates. Fluctuations in interest rates that result from these changes could have an impact on the regions in which the Bank operates, and further, could have an impact on the Bank’s earnings.

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Reliance on Deposit Brokers

The Bank raises its deposits primarily through a network of deposit brokers across Canada, including independents as well as the investment dealer subsidiaries of the large Canadian banks. The failure by the Bank to secure sufficient deposits from its broker network could negatively impact its financial condition and operating results. The Bank mitigates this risk by establishing and maintaining good working and mutually beneficial relationships with a diverse group of deposit brokers so as not to become overly reliant on any single deposit broker.

Technology Risk

Technology risk is related to the operational performance, confidentiality, integrity and availability of information systems and infrastructure. The Bank is highly dependent upon information technology and supporting infrastructure such as data and network access. Disruptions in information technology and infrastructure, whether attributed to internal or external factors, and including potential disruptions in services provided by various third parties, could adversely affect the ability of the Bank to conduct regular business and/or to deliver products and services to its clients.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all material information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As at October 31, 2021, an evaluation was carried out by management of the effectiveness of the Bank’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer will file a certificate that the design and operating effectiveness of those disclosure controls and procedures were effective.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank.

At October 31, 2021, an evaluation was carried out by management related to the effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and financial statement compliance with International Financial Reporting Standards. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer will file a certificate that the design and operating effectiveness of internal controls over financial reporting is effective. These evaluations were conducted in accordance with the standards of the 2013 Internal Control – Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and the requirements of

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National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators.

A Disclosure Committee, consisting of members of senior management, assists the Chief Executive Officer and the Chief Financial Officer in their responsibilities related to evaluating the effectiveness of the Bank’s internal control systems and processes. Management’s evaluation of controls can only provide reasonable, not absolute, assurance that all internal control issues that may result in material misstatement, if any, have been detected.

There were no changes in the Bank’s internal controls over financial reporting that occurred during the year ended October 31, 2021 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

Non-GAAP and Other Financial Measures

Non-GAAP and other financial measures are not standardized financial measures under financial reporting framework used to prepare the financial statements of the Banks to which these measures relate. These measures may not be comparable to similar financial measures disclosed by other issuers. The Bank uses these financial measures to assess its performance and as such believes these financial measures are useful in providing readers with a better understanding of how management assesses the Bank’s performance.

Non-GAAP Measures

Core Cash Earnings reflects the Bank’s core operational performance and earnings capacity and is calculated as net income (as presented in the Consolidated Statements of Comprehensive Income) adjusted for income taxes, restructuring charges, corporate projects and other non-core operational expenses.

(unaudited)
	October 31	October 31	October 31
(thousands of Canadian dollars)	2021	2020	2019
Core cash earnings
Net income	22,380	19,405	20,196
Addback: tax provision	8,409	7,347	7,625
Addback: non-core operational expenses	—	—	—
Core cash earnings	30,789	26,752	27,821

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Return on Average Common Equity is defined as net income less amounts relating to preferred share dividends, divided by average common shareholders’ equity which is average shareholders’ equity less amounts relating to preferred shares recorded in equity.

	October 31	October 31	October 31
(thousands of Canadian dollars)	2021	2020	2019
Return on average common equity
Net income	22,380	19,405	20,196
Preferred share dividends	(1,578)	(2,168)	(2,201)
Adjusted net income	20,802	17,237	17,995
Average common equity	246,159	218,388	202,527
Return on average common equity	8.45%	7.89%	8.89%

Book Value per Common Share is defined as Shareholders’ Equity less amounts relating to preferred shares recorded in equity, divided by the number of common shares outstanding.

	October 31	October 31	October 31
(thousands of Canadian dollars)	2021	2020	2019
Book value per common share
Common equity	318,459	225,950	210,825
Shares outstanding	27,441,082	21,123,559	21,123,559
Book value per common share	11.61	10.70	9.98

Return on Average Total Assets is defined as net income less amounts relating to preferred share dividends, divided by average total assets.

	October 31	October 31	October 31
(thousands of Canadian dollars)	2021	2020	2019
Return on average total assets
Net income	22,380	19,405	20,196
Preferred share dividends	(1,578)	(2,168)	(2,201)
Adjusted net income	20,802	17,237	17,995
Average Assets	2,179,486	1,864,633	1,797,256
Return on average total assets	0.95%	0.92%	1.00%

Other Financial Measures

Yield is calculated as interest income (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets.

Cost of Funds is calculated as interest expense (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets.

Net Interest Income and Net Interest Margin or Spread is calculated as net interest income divided by average total assets.

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Efficiency Ratio is calculated as non-interest expenses as a percentage of total revenue (as presented in the interim Consolidated Statements of Comprehensive Income).

Gross Impaired Loans to Total Loans is defined as gross impaired loan balances divided by the Bank’s total loans, net of allowance for credit losses.

Provision for (Recovery of) Credit Losses as a Percentage of Average Total Loans is defined as the provision for (recovery of) credit losses (as presented in the interim Consolidated Statements of Comprehensive Income) divided by average loans, net of allowance for credit losses.

Average Loans captures the average of the opening and closing loan balances.

FOR FURTHER INFORMATION PLEASE CONTACT:

LodeRock Advisors: Lawrence Chamberlain (416) 519-4196,

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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Corporate Information

DIRECTORS

The Honourable Thomas A. Hockin, P.C., B.A, M.P.A., Ph.D., ICD.D

Chairman of the Board

Retired, former Executive Director of the International Monetary Fund

Gabrielle Bochynek, B.A. CHRL

Principal, Human Resources and Labour Relations, The Osborne Group

Robbert-Jan Brabander, M.Sc. and B.Sc. (Economics)

Managing Director of Bells & Whistles Communications, Inc.

David A. Bratton, B.A.(Hons), M.B.A., CHRL, FCMC

Retired, former President of Bratton Consulting Inc.

R.W. (Dick) Carter, FCPA, FCA, C. Dir

(Recused until January 31, 2022)

Retired, former Chief Executive Officer of the Crown Investments Corporation of Saskatchewan

Peter M. Irwin, B.A. (Hons.)

Retired, former Managing Director, CIBC Worlds Markets Inc.

Art Linton, JD

Barrister & Solicitor

Susan T. McGovern, B.Sc.

Vice-President, External Relations and Advancement

Ontario Tech University

Paul G. Oliver, FCPA, FCA, ICD.D.

Retired, former partner of PricewaterhouseCoopers LLP

David R. Taylor, B.Sc. (Hons), M.B.A., F.I.C.B.

President & Chief Executive Officer, VersaBank

OFFICERS AND SENIOR MANAGEMENT

David R. Taylor, B.Sc. (Hons), M.B.A., F.I.C.B.

President & Chief Executive Officer

Shawn Clarke, M.Eng., P.Eng., M.B.A.

Chief Financial Officer & Treasurer

Michael Dixon, B.Comm., M.B.A.

Senior Vice President, e-Commerce

Ross P. Duggan

Senior Vice President, Commercial Lending

Aly Lalani, B.A., M.B.A., CPA, CA

Senior Vice President

Nick Kristo, B.Comm., M.B.A.

Chief Credit Officer

Tammie Ashton, B.A., LL.B

Chief Risk Officer

Steve Creery, B.A. (Economics)

Vice President, Credit

Barbara Hale, LL.B.

Chief Anti-Money Laundering Officer

Brent T. Hodge, HBA, JD, CIPP/C

Vice President, General Counsel & Corporate Secretary,

Chief Compliance Officer

Saad Inam, B.Comm., M.B.A.

Vice President, Credit

Joanne Johnston, B.Comm., CPA, CA, CIA

Chief Internal Auditor

Wooi Koay, B.Comm., B.Sc.

Chief Information Officer

Tel Matrundola, Hons. B.A., M.A., Ph,D.

Chief Strategist, Cybersecurity

Nancy McCutcheon, HBA, MA, CPA, CGA

Vice President, TIB Business Development

Andy Min, B.A., CPA, CA

Vice President, Finance & Corporate Accounting

Scott A. Mizzen, B.A., LL.B.

Vice President, Commercial Lending

Gurpreet Sahota, CISSP, CCSP.

Chief Architect, Cybersecurity

Jonathan F.P. Taylor, B.B.A., CHRL

Chief Human Resources Executive

David Thoms, B.A., M.B.A.

Vice President, Structured Finance

Barbara Todres, B.Comm Hons.

Vice President, Deposit Services

Terri Wilson

Vice President, Investment & Risk Control

VersaBank – Annual 2021 MD&A	58

SOLICITORS Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9	AUDITORS KPMG LLP 333 Bay Street, Suite 3300 Toronto, Ontario M5H 2S5

TRANSFER AGENT	BANK
Computershare Investor Services Inc.	Royal Bank of Canada
100 University Avenue	Main Branch, 154 1st Avenue South
Toronto, Ontario M5J 2Y1	Saskatoon, Saskatchewan S7K 1K2

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange	NASDAQ
Trading Symbol: VB, VB.PR.A	Trading Symbol: VBNK

CORPORATE OFFICES

Head Office
Suite 2002 - 140 Fullarton Street
London, Ontario N6A 5P2
Telephone: (519) 645-1919
Toll-free: (866) 979-1919
Fax: (519) 645-2060

VersaBank Innovation Centre of Excellence	Saskatoon Office
1979 Otter Place	410 - 121 Research Drive
London, Ontario N5V 0A3	Saskatoon, Saskatchewan S7N 1K2
Telephone: (519) 645-1919	Telephone: (306) 244-1868
Toll-free: (866) 979-1919	Toll-free: (800) 213-4282
Fax: (519) 645-2060	Fax: (306) 244-4649

INVESTOR RELATIONS

Toll Free Telephone: (800) 244-1509
Email: InvestorRelations@versabank.com
Web site: www.versabank.com

LodeRock Advisors
lawrence.chamberlain@loderockadvisors.com
Telephone: (416) 519-4196

VersaBank – Annual 2021 MD&A	59